Exhibit 2.1

STOCK PURCHASE AGREEMENT

among

Factset research systems inc.

factset uk limited

AI NEWCO, INC.

and

ASSET INTERNATIONAL, INC.
SOLELY WITH RESPECT TO ARTICLE XI

Dated as of May 21, 2016

 i

SECTION 7.09.	Post-Closing Operation of the Business	65

ARTICLE VIII

Employees

SECTION 8.01.	Employee Benefits Matters	66

ARTICLE IX

Termination

SECTION 9.01.	Termination by the Parties	73

SECTION 9.02.	Buyer Termination	73

SECTION 9.03.	Seller Termination	73

SECTION 9.04.	Effect of Termination	74

ARTICLE X

Indemnification

SECTION 10.01.	Survival	74

SECTION 10.02.	Indemnification by Seller	75

SECTION 10.03.	Indemnification by Buyer	75

SECTION 10.04.	Tax Indemnification	75

SECTION 10.05.	Claims	76

SECTION 10.06.	Defense of Actions	77

SECTION 10.07.	Limitation, Exclusivity, No Duplicate Recovery	77

SECTION 10.08.	Calculation of Damages	78

SECTION 10.09.	Tax Treatment of Indemnity Payments	78

ARTICLE XI

Miscellaneous

SECTION 11.01.	No Reliance by Buyer; Own Due Diligence	78

SECTION 11.02.	Financial Information and Projections; No Other Representations or Warranties	79

Exhibits

Exhibit A Form of Assignment and Assumption Agreement
Exhibit B Form of Transition Services Agreement

 v

STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of May 21, 2016, among FactSet Research Systems Inc., a Delaware corporation (“U.S. Seller”), FactSet UK Limited, a private limited company incorporated in England and Wales with register number 05323396, and a wholly owned direct Subsidiary of U.S. Seller (“UK Seller” and, together with U.S. Seller, “Seller”), AI NewCo, Inc., a Delaware corporation (“Buyer”) and Asset International, Inc., a Delaware corporation (“Parent”), solely with respect to Article XI.

W I T N E S S E T H :

WHEREAS, Seller is engaged, through the Transferred Companies, in the business principally operated in the United States and the United Kingdom of providing market research, data and intelligence on financial advisors, advisor-sold investment and insurance products and mortgages to customers in the asset management, insurance and mortgage lending industries (the “Business”);

WHEREAS, Seller desires to sell to Buyer, and Buyer desires to purchase from Seller, the Business, through the purchase and sale of all of Seller’s right, title and interest in, to and under the Transferred Equity Interests (as defined below), upon the terms and subject to the conditions set forth herein;

WHEREAS, after the date of this Agreement and prior to the Closing, Seller will cooperate with Buyer in seeking to cause certain Employees of the Business set forth in Schedule 1.01(a) (the “Key Employees”) to enter into confidentiality and non-compete agreements, by and between such employee and a Transferred Company, Buyer or an Affiliate of Buyer; and

WHEREAS, prior to the Closing Date, the UK Seller and the UK Transferred Company will have effectuated the Rhetorik Transfer.

NOW, THEREFORE, in view of the foregoing premises and in consideration of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

ARTICLE I

Definitions and Interpretations

SECTION 1.01. Definitions. (a) The following terms used in this Agreement shall have the respective meanings assigned to them below:

“401(k) Plan” means a defined contribution plan that includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code.

“Affiliate”, with respect to any party, means any Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such party; provided that no limited partner in, or portfolio company of, an investment fund managed by Affiliates of Buyer shall be deemed to be an Affiliate of Buyer. The term “control” (including, with correlative meaning, the terms “controlling”, “controlled by” and “under common control with”), as used with respect to any specified Person, means the possession, directly or indirectly, of the power to elect a majority of the board of directors (or other governing body) or to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” means, other than this Agreement, the agreements and instruments, including the Assignment and Assumption Agreement, any other instruments of transfer or assumption, the Transition Services Agreement and the Subordination Agreement, in each case executed and delivered in connection with the transactions contemplated by this Agreement.

“Anti-Trust Filings” means all applicable notifications to or filings with an anti-trust or competition authority in the United States required to consummate the Transactions.

“Assumed Benefit Plan” means any Business Employee Benefit Plan (or portion thereof) (i) that is maintained or sponsored by any of the Transferred Companies or their Subsidiaries, (ii) for which liabilities and/or assets transfer to Buyer or its Affiliates under applicable Law as a result of the transactions contemplated by this Agreement or (iii) that Buyer has explicitly agreed to assume pursuant to this Agreement.

“Bonus Adjustment Amount” means the sum of (i) the aggregate amount of the Pro Rata 2016 Bonuses and (ii) the aggregate amounts set forth on Schedules 8.01(o)(ii) and (iii).

“Business Employee Benefit Plan” means each employee benefit plan (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, whether or not subject thereto) and each other benefit or compensation, profit sharing, deferred compensation, pension, savings, equity or equity-based, incentive, employment, consulting, retention, severance, termination, change in control, fringe benefit, insurance, welfare, post-retirement health or welfare benefit, service award, company car, relocation, sick leave, accrued leave, vacation, commission, payroll practices, or similar plan, program, agreement or arrangement, in each case, that is established, sponsored, contributed to or maintained (or with respect to which any obligation to contribute has been undertaken) by Seller or any of its Affiliates on behalf of any current or former Employee of the Business or their dependents, spouses, or beneficiaries or under which the Transferred Companies have any liability, contingent or otherwise, excluding any plan, program, agreement or arrangement required by applicable Law or regulation (e.g., government mandated severance plans).

“Cafeteria Plan” means a flexible spending reimbursement account under a cafeteria plan qualifying under Section 125 of the Code.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collective Bargaining Agreements” means each collective bargaining, works council or other labor union Contract or labor arrangement, excluding any national, industry or similar generally applicable Contract or arrangement.

“Commingled Contract” means any Contract pursuant to which each of Seller or one of its Affiliates (including the Transferred Companies and their Subsidiaries), on the one hand, and a client or customer of the Business, on the other hand, is bound in respect of (i) the Business and (ii) one or more other businesses of Seller or any Affiliate of Seller (other than the Transferred Companies and their Subsidiaries).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 1, 2015, between U.S. Seller and Genstar Capital Management LLC.

“Contract” means any contract, agreement, note, bond, indenture, debenture, guarantee, mortgage, deed of trust, lease, license, sublease, sublicense, instrument or other legally binding right, commitment, obligation, arrangement or understanding.

“Data Room” means the electronic data room containing documents and materials relating to the Business as constituted as of the Closing Date.

“Disclosure Schedules” means the schedules referenced in the table of contents and referred to throughout this Agreement and attached hereto.

“Earn-Out Payment Date” means August 1, 2018.

“Earn-Out Payments” mean the MFLMS Earn-Out Payment and the VA/LI Earn-Out Payment.

“Employee of the Business” means each employee of Seller and its Affiliates (a) who, as of the Closing Date, is employed primarily in connection with the Business or (b) whose employment will transfer to Buyer or one of its Affiliates on the Closing Date by operation of applicable Law or pursuant to the transfer of the Transferred Equity Interests to Buyer, including in all cases, each such employee who as of the Closing Date is on leave of absence (including medical leave, military leave, workers compensation leave and, solely with respect to clause (b) or to the extent provided in Section 8.01(c), short-term disability and long-term disability) or vacation; provided, that any individual set forth on Schedule 1.01(b) shall not be an “Employee of the Business”.

“Environmental Claim” means any claim, action, cause of action, suit, proceeding or written notice alleging liability (including liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened Release of any Hazardous Materials at any Leased Real Property or (b) circumstances forming the basis of any violation of or liability under any Environmental Law.

“Environmental Law” means applicable federal, state, local or foreign Law relating to pollution or protection of the environment or natural resources.

“Excluded Leases” means the leases, subleases, licenses, occupancy agreements or other written agreements, together with all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, that grant to Seller or any of its Affiliates (other than the Transferred Companies and their Subsidiaries) the right to lease, sublease, license, use or occupy any real property used in the conduct of the Business as of the date hereof. For the avoidance of doubt, the Excluded Leases include any such lease, sublease, license, occupancy agreement or other written agreement that grant both the Transferred Companies and their Subsidiaries, on the one hand, and Seller and its Affiliates (other than the Transferred Companies and their Subsidiaries), on the other hand any such right.

“Existing MFLMS Customer” means each customer that is party to an MFLMS Agreement as of the date hereof, as set forth on Schedule 1.01(c), which such Schedule 1.01(c) sets forth each such customer’s percentage of MFLMS Gross Sales.

“Existing VA/LI Customer” means each customer that is party to a VA/LI Agreement as of the date hereof, as set forth on Schedule 1.01(d), which such Schedule 1.01(d) sets forth each such customer’s percentage of VA/LI Gross Sales.

“Final Earn-Out Measuring Date” means July 1, 2018.

“Fiscal Year 2016 Bonus” means, for each Employee of the Business, the amount set forth opposite his or her name on Schedule 8.01(o)(i).

“Full Title Guarantee” means, in relation to the disposal of any matter, the covenants referable to such expression contained in Sections 2 and 3 of the Law of Property (Miscellaneous Provisions) Act 1994 of England and Wales, save that the covenant set out in section 3(1) of such Act shall not be deemed to be qualified by the words “other than any charges, encumbrances or rights which that person does not and could not reasonably be expected to know about”.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Entity” means any domestic or foreign court, administrative or regulatory agency or other governmental authority (or any department, court, commission, board, bureau, agency or political subdivision thereof) or any other body exercising regulatory, taxing or other governmental authority in any jurisdiction.

“Hazardous Materials” means all substances that, in relevant form and concentration, are defined or regulated as hazardous or toxic under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Initial Earn-Out Measurement Date” means July 1, 2017.

“IP Rights” means all intellectual property rights, in any and all countries: (a) patents and patent applications, together with all reissuances, divisions, renewals, revisions, extensions (including any supplementary protection certificates), reexaminations, provisionals, continuations and continuations-in-part with respect thereto and including all foreign equivalents, (b) trademarks, service marks, trade dress, logos, domain names, social media user names, and other identifiers of source or origin, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals therefor (collectively, “Trademarks”), (c) all copyrights, applications and registrations and renewals therefor and (d) all trade secrets and confidential information, inventions, know-how, discoveries, improvements, formulas, compositions, technical data, drawings and specifications, methods, processes, proprietary data and information, databases, designs, design rights, formulae, research and development information, marketing and business plans, computer software programs, applications and systems, technology, and customer and supplier lists.

“Judgment” means any judgment, order, ruling, writ, injunction, legally binding agreement with a Governmental Entity, stipulation or decree.

“Law” or “Laws” means any transnational, domestic or foreign federal, state or local statute, law (including common law), constitution, convention, ordinance, treaty, rule, code, regulation, Judgment or other binding directive enacted, entered, issued, promulgated or enforced by any Governmental Entity.

“Lien” means, with respect to any property or asset, any deed of trust, option, claim, mortgage, pledge, lien, defect in title or adverse claim, lease, conditional sale or other title retention agreement, charge, security interest or easement or similar encumbrance (in each case whether legal or equitable) in respect of such property or asset.

“Management Presentation” means the written and oral presentation given by certain members of management of the Business to Buyer in February 2016.

“Material Adverse Effect” means any effect, circumstance, fact, event, condition, occurrence, development or change that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, assets, liabilities, results of operations or financial condition of the Business or Transferred Companies and their Subsidiaries, taken as a whole; provided that none of the following shall be deemed (either alone or in combination) to constitute, and none of the following shall be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect: (a) the failure of any of the Transferred Companies to meet projections or forecasts (for the avoidance of doubt, any underlying cause for any such failure shall not be excluded by this clause (a)); or (b) any adverse effect, circumstance, fact, event, condition, occurrence, development or change arising from or relating to (i) the economy in general, or the securities, syndicated loan, credit or financial markets, in each case, in the geographic areas in which the Business or the Transferred Companies or any of their Subsidiaries operate, (ii) the economic, business, financial or regulatory environment generally affecting the industries or any geographic markets in which the Business or the Transferred Companies and their Subsidiaries operate, (iii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters, (iv) changes or proposed changes in applicable Law or GAAP (or the applicable accounting standards in any jurisdiction outside of the United States in which the Transferred Companies or their Subsidiaries operate) or the enforcement thereof, (v) the negotiation, execution, announcement or pendency of the Transactions, including any litigation, any reduction in revenues or income, any loss of employees or customers, any cancellation of or delay in customer orders or any disruption in supplier, vendor or similar relationships, (vi) compliance with the terms of, the taking of any action required by, or the failure to act to the extent such action is specifically prohibited by, this Agreement or any other Transaction Document or (vii) changes or effects that are the result of actions or omissions of Buyer or any of its Affiliates, or actions or omissions of Seller or any of its Affiliates that are consented to in writing by Buyer or any of its Affiliates; provided further, however, that any effect, circumstance, fact, event, condition, occurrence, development or change referred to in clauses (b)(i), (ii), (iii) or (iv) may be taken into account in determining whether there has been or would reasonably be expected to be, a Material Adverse Effect to the extent such effect or change has a materially disproportionate effect on the Business or the Transferred Companies and their Subsidiaries, taken as a whole, as compared to other participants in the industries in which the Business or the Transferred Companies and their Subsidiaries operate.

“Material Customer” means each customer of the Business party to (a) an MFLMS Agreement, (b) a VA/LI Agreement or (c) any other Contract which, as of the date of this Agreement, obligates such customer to pay in excess of $1,000,000 annually to the Transferred Companies.

“Material Supplier” means each supplier of the Business party to a Contract which, as of the date of this Agreement, obligates the Transferred Companies or their Subsidiaries to pay $1,000,000 or more annually to such suppliers.

“MFLMS Agreement” means a Contract by and between a consortium customer of the Business and a Transferred Company relating to the Business’s mutual fund local market share product.

“MFLMS Earn-Out Payment” means in the event that:

(a) as of the Initial Earn-Out Measurement Date, the Existing MFLMS Customers representing at least 95% of MFLMS Gross Sales continue to have MFLMS Agreements in effect with the Transferred Companies, in each case on terms not materially less favorable in the aggregate to the Transferred Companies as such Existing MFLMS Customer’s MFLMS Agreement in effect as of the date hereof; or

(b) as of the Final Earn-Out Measuring Date, Existing MFLMS Customers representing at least 95% of MFLMS Gross Sales continue to have MFLMS Agreements in effect with the Transferred Companies, in each case on terms not materially less favorable in the aggregate to the Transferred Companies as any such Existing MFLMS Customer’s MFLMS Agreement in effect as of the date hereof;

then Seller shall be entitled to a payment in the amount of $5,000,000 in accordance with the terms of Section 2.05.

“MFLMS Gross Sales” means the aggregate actual sales of the Existing MFLMS Customers of their mutual fund products as reported pursuant to an MFLMS Agreement for the three-month period ended March 31, 2016, as set forth on Schedule 1.01(c); provided, however, that Seller shall deliver to Buyer as soon as reasonably practicable after the date of this Agreement a revised Schedule 1.01(c) reflecting such aggregate actual sales for the twelve-month period ended March 31, 2016 and such aggregate actual sales for such twelve-month period shall thereafter represent MFLMS Gross Sales.

“Non-U.S. Transferred Employee” means any Transferred Employee who is not a U.S. Transferred Employee.

“Outside Date” means the date that is 120 days from the date of this Agreement.

“Owned Intellectual Property” means all IP Rights owned, or purported by the Transferred Companies and their Subsidiaries to be owned, by the Transferred Companies and their Subsidiaries.

“Permitted Liens” means (a) such Liens as are set forth on Schedule 1.01(e), (b) mechanics’, carriers’, workmen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business, (c) Liens arising under purchase price conditional sales contracts or equipment leases with third parties entered into in the ordinary course of business, (d) Liens for Taxes or other governmental charges that may thereafter be paid without penalty, or that the taxpayer is contesting in good faith through appropriate proceedings, (e) the terms, conditions and restrictions under the Real Property Leases or any statutory landlords’ liens related thereto, (f) easements, covenants, rights-of-way and other similar restrictions, (g) zoning, building and other similar restrictions, (h) Liens that have been placed or caused to exist by any developer, landlord or other third party on real property of which the Leased Real Property is a part or property over which Seller or its Affiliates have easement rights and subordination or similar agreements relating thereto, (i) any conditions that may be shown by a current accurate survey or physical inspection of any real property, (j) in respect of IP Rights, non-exclusive licenses granted in the ordinary course of business, and (k) Liens created by or for the benefit of Buyer or its Affiliates.

“Person” means any individual, partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization, Governmental Entity or other entity.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Proprietary Software” means all software programs, applications and databases owned by the Transferred Companies and their Subsidiaries.

“Pro Rata 2016 Bonus” means, for each Employee of the Business, the portion of his or her Fiscal Year 2016 Bonus that is equal to his or her Fiscal Year 2016 Bonus multiplied by a fraction, the numerator of which is the number of days elapsed in Seller’s fiscal year 2016 prior to the Closing Date and the denominator of which is 366.

“Qualified MFLMS Customer” means each Existing MLFMS Customer that continues to have a MFLMS Agreement in effect as of the Initial Earn-Out Measurement Date or the Final Earn-Out Measuring Date, as applicable.

“Qualified VA/LI Customer” means each Existing VA/LI Customer that continues to have a VA/LI Agreement in effect as of the Final Earn-Out Measuring Date.

“Redacted Fee Letter” means a fee letter from a source of Debt Financing redacted in a manner reasonably satisfactory to such source; provided that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate amount of the Debt Financing or other funding being made available by such source.

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the indoor or outdoor environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

“Rhetorik” means Rhetorik Limited, a private limited company incorporated in England and Wales with register number 02958622, and a wholly owned direct Subsidiary of the UK Transferred Company.

“Seller Marks” means all (i) Trademarks containing or incorporating the words “FactSet” and any of the other names and marks set forth on Schedule 1.01(f), (ii) variations or acronyms of any of the foregoing, including all registrations and applications for registration thereof and any name, mark or other identifier confusingly similar thereto or dilutive thereof and (iii) goodwill connected with the use of, or symbolized by, any of the foregoing.

“Seller Transaction Expenses” means the lesser of (a) $375,000 and (b) 50% of the aggregate premium and costs relating to the procurement by Buyer of that certain pre-paid Buyer-Side Representations and Warranties Insurance Policy, dated on or about the date hereof.

“Specified Contract” means that certain Contract attached as Schedule 1.01(h).

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Subordination Agreement” means an agreement, dated as of the Closing Date, in a form to be agreed among Seller, Buyer and the providers of the Financing pursuant to which the Earn-Out Payments shall be subordinated in right of payment to the prior payment in full of the obligations under the Financing and providing that (a) no Earn-Out Payment shall be made if an “event of default” (to be defined in the definitive Financing documentation) shall have occurred and be continuing, (b) Seller shall not be permitted to exercise creditor rights and remedies to enforce payment of any Earn-Out Payment prior to the payment in full of the obligations under the Financing documentation (provided that Seller shall be permitted to exercise creditors rights and remedies to enforce any Earn-Out Payment that is permitted to be paid pursuant to the foregoing clause (a) so long as the providers of the Financing have not commenced the exercise of rights and remedies against Buyer as a result of the Buyer’s failure to comply with the definitive Financing documentation, provided, further, that Seller shall promptly cease the exercise of rights and remedies to enforce any Earn-Out Payment if the providers of the Financing commence the exercise of rights and remedies under the definitive Financing documentation at any time following the date that Seller has commenced its exercise of rights and remedies to enforce any Earn-Out Payment), (c) any Earn-Out Payment made to Seller prior to the payment in full of the obligations under the Financing in connection with an insolvency proceeding or in violation of the Subordination Agreement shall be turned over to the providers of the Financing and (d) no amendment shall be made to the Earn-Out provisions of this Agreement if such amendment would be materially adverse to the providers of the Financing.

“Subsidiary” means, with respect to any Person, (a) any partnership, corporation, limited liability company, association, joint stock company, trust, joint venture, unincorporated organization or other entity of which an amount of the securities or interest having by the terms thereof voting power to elect at least a majority of the board of directors or other analogous governing body of such entity (or, if there are no such voting securities or voting interests, of which at least a majority of the equity interests) is directly or indirectly owned or controlled by such Person, or the general partner of such Person, and (b) any subsidiary undertaking of such Person within the meaning of section 1162 of the UK Companies Act 2006.

“Tax” and “Taxes” means any federal, state and local, domestic and foreign, taxes, assessments, duties, fees or similar charges of any kind whatsoever, including all corporate franchise, income, sales, use, ad valorem, real estate, receipts, value added, profits, license, withholding, employment, excise, property, net worth, capital gains, transfer, stamp, documentary, social security, payroll, environmental, alternative minimum, occupation, recapture, import and other, and including any interest, penalties and additions imposed with respect to such amounts.

“Tax Proceeding” means any audit, examinations, request for information, investigation, hearing, litigation, legal action, or judicial contest relating to Taxes.

“Tax Return” means any return, declaration, report, election, form, estimate or information return or statement relating to Taxes, including any amendments, attachments and schedules thereto and any related or supporting information, required or permitted to be filed with any Taxing Authority and whether in tangible or electronic form.

“Taxing Authority” means any Governmental Entity exercising any authority to impose, regulate or administer the imposition of Taxes.

“Transaction Documents” means this Agreement and the Ancillary Agreements.

“Transactions” means, collectively, the transactions contemplated by this Agreement and the other Transaction Documents, including the purchase and sale of the Transferred Equity Interests.

“Transfer Taxes” means any federal, state, county, local, foreign and other sales, use, transfer, value added, conveyance, documentary transfer, stamp duty, recording or other similar Tax, fee or charge imposed in connection with the Transactions or the recording of any sale, transfer, or assignment of property (or any interest therein).

“Transferred Companies” means each of the UK Transferred Company and the U.S. Transferred Company.

“Transferred Contracts” means (a) all Contracts set forth on Schedule 1.01(g) and (b) to the extent, and only to the extent, relating to the operation and conduct of the Business, the Commingled Contracts.

“Transferred Employee” means each Employee of the Business who, as of the Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates), becomes an employee of Buyer or one of its Affiliates whether by operation of Law, pursuant to the transfer of the Transferred Equity Interests to Buyer or by acceptance of Buyer’s or one of its Affiliates’ offer of employment pursuant to Section 8.01.

“Transferred Equity Interests” means all the issued and outstanding shares of capital stock or issued shares in the capital (as applicable) of the Transferred Companies.

“UK Employee of the Business” means any Employee of the Business who is principally employed in the United Kingdom as of the date of this Agreement or as of the Closing Date, as applicable.

“UK Transferred Company” means Matrix-Data Limited, a private limited company incorporated in England and Wales with register number 01934498, and a wholly owned direct Subsidiary of UK Seller.

“UK Transferred Employee” means any Transferred Employee who is principally employed in the United Kingdom as of the Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates).

“UK Intra-Group Debt” means £5,501,502.47, which is owed by the UK Transferred Company to UK Seller as of the date of this Agreement that is currently due and payable.

“UK Intra-Group Debt Amount” means the U.S. dollar equivalent to UK Intra-Group Debt on the Closing Date.

“U.S. Employee of the Business” means any Employee of the Business who is principally employed in the United States as of the date of this Agreement or as of the Closing Date, as applicable.

“U.S. Transferred Company” means Market Metrics, LLC, a Massachusetts limited liability company and wholly owned direct Subsidiary of U.S. Seller.

“U.S. Transferred Employee” means any Transferred Employee who is principally employed in the United States as of the Closing Date (or, if applicable, such later date that such employee commences employment with Buyer or one of its Affiliates).

“VA/LI Agreement” means a Contract by and between a consortium customer of the Business and a Transferred Company relating to the Business’ variable annuity and life insurance market share products.

“VA/LI Earn-Out Payment” means in the event that, as of the Final Earn-Out Measuring Date, Existing VA/LI Customers representing at least 90% of VA/LI Gross Sales continue to have VA/LI Agreements in effect with the Transferred Companies, in each case on terms not materially less favorable in the aggregate to the Transferred Companies as such Existing VA/LI Customer’s VA/LI Agreement(s) in effect as of the date hereof, then Seller shall be entitled to a payment in the amount of $5,000,000 in accordance with the terms of Section 2.05.

“VA/LI Gross Sales” means the aggregate actual sales of the Existing VA/LI Customers of their (i) variable annuity products as reported pursuant to a VA/LI Agreement for the three-month period ended March 31, 2016 and (ii) life insurance products as reported pursuant to a VA/LI Agreement for the three-month period ended December 31, 2015, as set forth on Schedule 1.01(d); provided, however, that Seller shall deliver to Buyer as soon as reasonably practicable after the date of this Agreement a revised Schedule 1.01(d) reflecting such aggregate actual sales for the twelve-month periods ended March 31, 2016 and December 31, 2015, as applicable and such aggregate actual sales for such twelve-month periods shall thereafter represent VA/LI Gross Sales.

(a) The following terms used in this Agreement shall have the meanings assigned to them in the respective Sections or Schedules set forth below:

Term	Location
2016 Financial Statements	§3.06(a)
2016 U.S. Seller Balance Sheet	§3.06(a)
2016 UK Seller WC Statement	§3.06(a)
401(k) Plan	§1.01(a)
Accounting Firm	§2.04(b)
Adjusted Accounting Principles	§2.04(i)
Adjusted Closing Payment	§2.04(g)
Adjusted Working Capital	§2.04(i)
Affiliate	§1.01(a)
Agreement	Preamble
Allocation Statement	§2.05
Ancillary Agreements	§1.01(a)
Anti-Trust Filings	§1.01(a)
Assignment and Assumption Agreement	§7.08
Assumed Benefit Plan	§1.01(a)
Assumed HR Liabilities	§8.01(o)
Bonus Adjustment Amount	§1.01(a)
Business	Recitals
Business Employee Benefit Plan	§1.01(a)
Buyer	Preamble
Buyer 401(k) Plans	§8.01(i)
Buyer Cafeteria Plans	§8.01(j)
Buyer Indemnitees	§10.02
Buyer Obligations	§11.17
Buyer Related Parties	§9.04(a)
Cafeteria Plan	§1.01(a)
Claim	§10.06
Closing	§2.01
Closing Adjusted Working Capital	§2.04(a)
Closing Date	§2.01
Closing Date Amount	§2.03(a)
Closing Payment	§2.03(a)
Code	§1.01(a)

Collective Bargaining Agreements	§1.01(a)
Commitment Parties	§4.04
Competitive Activity	§7.06(a)
Confidential Rating Agency Information	§6.04(g)
Confidentiality Agreement	§1.01(a)
Contract	§1.01(a)
Current Assets	§2.04(i)
Current Liabilities	§2.04(i)
Data Room	§1.01(a)
Debt Financing	§4.04
Debt Financing Commitments	§4.04
Directive	§8.01(n)
Disclosure Schedules	§1.01(a)
Earn-Out Notice of Objection	§7.09(c)
Earn-Out Payment Date	§1.01(a)
Earn-Out Payments	§1.01(a)
Earn-Out Statements	§7.09(b)
Employee of the Business	§1.01(a)
Environmental Claim	§1.01(a)
Environmental Law	§1.01(a)
Environmental Permits	§3.14
Excluded Leases	§1.01(a)
Excluded Matters	§10.08
Existing MFLMS Customer	§1.01(a)
Existing Stock	§7.01(b)
Existing VA/LI Customer	§1.01(a)
Final Allocation	§2.05
Final Bonus Adjustment Amount	§2.04
Final Earn-Out Measuring Date	§1.01(a)
Final Earn-Out Statement	§7.09(b)
Financial Statements	§3.06(a)
Financing	§4.04
Financing Commitments	§4.04
Forward-Looking Statements	§11.02(a)
Fundamental Representations	§10.01
GAAP	§1.01(a)
Governmental Entity	§1.01(a)
Hazardous Materials	§1.01(a)
HSR Act	§1.01(a)
Inactive Employee	§8.01(c)
Indemnified Party	§10.06
Indemnifying Party	§10.06
Initial Earn-Out Measurement Date	§1.01(a)
Initial Earn-Out Statement	§7.09(b)
IP Rights	§1.01(a)

Judgment	§1.01(a)
Key Employee	Recitals
Law	§1.01(a)
Leased Real Property	§3.05(b)
Legal Impediment	§5.01(d)
Licensed IP Contracts	§3.10(b)
Lien	§1.01(a)
Listed Plans	§3.13(a)
Management Presentation	§1.01(a)
Material Adverse Effect	§1.01(a)
Material Contracts	§3.09(a)
Material Customer	§1.01(a)
Material Supplier	§1.01(a)
MFLMS Agreement	§1.01(a)
MFLMS Earn-Out Payment	§1.01(a)
MFLMS Gross Sales	§1.01(a)
Non-U.S. Transferred Employee	§1.01(a)
Notice of Disagreement	§2.04(b)
Outside Date	§1.01(a)
Parent	Preamble
Permitted Liens	§1.01(a)
Person	§1.01(a)
Post-Closing Covenants	§10.01
Post-Closing Tax Period	§1.01(a)
Pre-Closing Covenants	§10.01
Pre-Closing Tax Period	§1.01(a)
Pre-Closing Tax Returns	§7.07(a)(i)
Purchase Price	§2.03(a)
Qualified MFLMS Customer	§1.01(a)
Qualified VA/LI Customer	§1.01(a)
Real Property Leases	§3.05(a)
Redacted Fee Letter	§1.01(a)
Release	§1.01(a)
Rhetorik	§1.01(a)
Rhetorik Transfer	§6.09
Section 338(g) Election	§7.07(c)(ii)
Section 338(g) Forms	§7.07(c)(ii)
Seller	Preamble
Seller 401(k) Plans	§8.01(i)
Seller Cafeteria Plans	§8.01(j)
Seller Indemnitees	§10.03
Seller Marks	§1.01(a)
Seller Related Parties	§9.04(a)
Seller Transaction Expenses	§1.01(a)
Solvent	§4.05

Specified Contract	§1.01(a)
Sponsor Fund	§4.04
Statement	§2.04(a)
Straddle Period	§1.01(a)
Subordination Agreement	§1.01(a)
Subsidiary	§1.01(a)
Target Amount	§2.04(i)
Tax	§1.01(a)
Tax Proceeding	§1.01(a)
Tax Return	§1.01(a)
Taxing Authority	§1.01(a)
TC Measurement Date	§6.06(b)
TC Replacement Agreement	§6.06(b)
TC Revenues	§6.06(c)
Trademarks	§1.01(a)
Transaction Documents	§1.01(a)
Transfer Time	§8.01(c)
Transition Period	§7.01(b)
Transactions	§1.01(a)
Transfer Taxes	§1.01(a)
Transferred Companies	§1.01(a)
Transferred Employee	§1.01(a)
Transferred Equity Interests	Recitals
Transition Services Agreement	§7.08
UK Intra-Group Debt	§1.01(a)
UK Intra-Group Debt Amount	§1.01(a)
UK Transferred Company	§1.01(a)
UK Transferred Employee	§1.01(a)
U.S. Purchase Price	§2.05
U.S. Seller	Preamble
U.S. Transferred Company	§1.01(a)
U.S. Transferred Employee	§1.01(a)
UK Purchase Price	§2.05
UK Seller	Preamble
VA/LI Agreement	§1.01(a)
VA/LI Earn-Out Payment	§1.01(a)
VA/LI Gross Sales	§1.01(a)
Workers Compensation Event	§8.01(h)

SECTION 1.02. Interpretation and Construction. (a) Unless otherwise provided herein all monetary values stated herein are expressed in United States currency and all references to “dollars” or “$” will be deemed references to the lawful money of the United States.

(a) The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. When a reference is made in this Agreement to a party or to a Section, Exhibit or Schedule, such reference shall be to a party to, a Section of, or an Exhibit or Schedule to, this Agreement, unless otherwise indicated. All terms defined in this Agreement shall have their defined meanings when used in any Exhibit or Schedule to this Agreement or any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein. Whenever used in this Agreement, “business day” shall mean any day, other than a Saturday or a Sunday or a day on which banking and savings and loan institutions are authorized or required by applicable Law to be closed in the State of New York. Whenever the words “include”, “includes”, “including” or “such as” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The word “will” shall be construed to have the same meaning and effect as the word “shall”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Whenever used in this Agreement, any noun or pronoun shall be deemed to include the plural as well as the singular and to cover all genders. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, supplemented or modified, including (i) (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and (ii) all attachments thereto and instruments incorporated therein. The words “asset” and “property” shall be construed to have the same meaning and effect. References to a Person are also to its permitted successors and assigns.

ARTICLE II

Closing

SECTION 2.01. Closing. The closing of the purchase and sale of the Transferred Equity Interests (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP in New York, New York, at 10:00 a.m., New York City time, on the second business day following the satisfaction (or, to the extent permitted by Law, waiver by the parties entitled to the benefit thereof) of the conditions set forth in Article V (other than those conditions intended to be satisfied at the Closing, each of which shall reasonably be expected to be satisfied at the Closing, but subject to their satisfaction or waiver at such time) or on such other date, time or place as agreed to in writing by Buyer and Seller; provided, however, that in no event shall the Closing occur earlier than July 1, 2016. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”. The Closing shall be deemed to occur and be effective at 12:01 a.m., local time, on the Closing Date. All of the actions to be taken and documents to be delivered at the Closing shall be deemed to be taken, executed and delivered simultaneously, and no such action, execution or delivery shall be effective until all are complete, except as specifically provided herein.

SECTION 2.02. Sale of the Transferred Equity Interests. Pursuant to the terms and subject to the conditions set forth in this Agreement, at the Closing, (a) U.S. Seller shall sell, convey, assign and transfer to Buyer, and Buyer shall purchase, acquire and accept, the Transferred Equity Interests in respect of the U.S. Transferred Company and (b) UK Seller shall sell, convey, assign and transfer to Buyer, and Buyer shall purchase, acquire and accept, the Transferred Equity Interests in respect of the UK Transferred Company, in each case, free and clear of all Liens and, in the case of the Transferred Equity Interests in respect of the UK Transferred Company, with Full Title Guarantee and with all rights and benefits attached or accruing to such Transferred Equity Interests as at Closing (including all rights to receive distributions and dividends declared, paid or made in respect of such Transferred Equity Interests on and after Closing). Accordingly, (i) U.S. Seller shall deliver at the Closing a duly executed assignment of the Transferred Equity Interests in respect of the U.S. Transferred Company and duly executed transfer forms duly endorsed in blank and (ii) UK Seller shall deliver at the Closing share certificates and duly executed stock transfer forms representing the Transferred Equity Interests in respect of the UK Transferred Company. Each Seller hereby unconditionally and irrevocably waives all rights of pre-emption and any other rights or restrictions over the Transferred Equity Interests held by it which are conferred by the articles of association, by-laws or other constitutional documents of the U.S. Transferred Company or UK Transferred Company or in any other way.

SECTION 2.03. Purchase Price. The Purchase Price shall equal the Closing Payment (net of any adjustment pursuant to Section 2.04) minus the UK Intra-Group Debt Amount plus the Earn-Out Payments, if any, to be paid by Buyer pursuant to Section 2.05.

(a) Subject to the terms and conditions of this Agreement (including Section 2.03(c)), at the Closing, Buyer shall pay or cause to be paid to Seller, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least three business days prior to the Closing Date, cash in U.S. dollars equal to (i) $165,000,000 (the “Closing Payment”) and (ii) plus or minus an estimate, prepared by Seller and delivered to Buyer at least three business days prior to the Closing Date, of any adjustment to the Closing Payment under Section 2.04, (iii) minus the Seller Transaction Expenses and (iv) minus an estimate, prepared by Seller and delivered to Buyer at least three business days prior to the Closing Date, of the Bonus Adjustment Amount calculated by reference to the closing price of U.S. Seller’s common stock on the New York Stock Exchange on the fourth business day prior to the Closing Date (the Closing Payment, as so adjusted, being hereinafter called the “Closing Date Amount”). Seller shall provide Buyer with reasonable access to such information used by Seller in its calculation of the Closing Date Amount and Seller shall consider in good faith any comments Buyer may have with respect to such calculation prior to the Closing Date.

(b) The Closing Payment shall be subject to the adjustment provisions of Section 2.04 and the Purchase Price shall be allocated as described in Section 2.06.

(c) The payment by Buyer to Seller pursuant to Section 2.03(a) of a portion of the Closing Payment equal to the UK Intra-Group Debt Amount shall be deemed to be (i) a loan from Buyer to the UK Transferred Company in an amount equal to the UK Intra-Group Debt Amount, followed by (ii) the transfer by the UK Transferred Company of cash in an amount equal to the UK Intra-Group Debt Amount in satisfaction of the UK Intra-Group Debt.

SECTION 2.04. Closing Payment Adjustment. (a) Within 90 days after the Closing Date, Buyer shall prepare and deliver to Seller (i) a statement (the “Statement”), setting forth Adjusted Working Capital as of the close of business on the business day immediately preceding the Closing Date, except as otherwise provided for in the proviso to Section 2.04(i) (“Closing Adjusted Working Capital”) and (ii) an updated schedule setting forth the final amounts payable pursuant to the retention awards set forth on Schedule 8.01(o)(ii) based on the closing price of U.S. Seller’s common stock on the New York Stock Exchange as of the Closing Date, such schedule to be used to determine whether any adjustment to the Bonus Adjustment Amount is required, and such adjusted value is referred to herein as the “Final Bonus Adjustment Amount”.

(a) The Statement shall become final and binding upon the parties on the 90th day following delivery thereof, unless Seller gives written notice of its disagreement with the Statement (a “Notice of Disagreement”) to Buyer prior to such date. Any Notice of Disagreement shall (i) specify in reasonable detail the nature of any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on Closing Adjusted Working Capital not being calculated in accordance with this Section 2.04. If a Notice of Disagreement is received by Buyer during such 90-day period, then the Statement (as revised in accordance with this sentence) shall become final and binding upon Seller and Buyer on the earlier of (A) the date Seller and Buyer resolve in writing any differences they have with respect to the matters specified by Seller in the Notice of Disagreement and (B) the date any disputed matters are finally resolved by the Accounting Firm (as defined below). During the 30-day period following the delivery of a Notice of Disagreement, Seller and Buyer shall seek in good faith to resolve any differences that they may have with respect to the matters specified by Seller in the Notice of Disagreement. During such period Buyer and its independent accountants shall have access to the working papers of Seller’s independent accountants prepared in connection with the Notice of Disagreement. At the end of such 30-day period, Seller and Buyer shall submit to an independent accounting firm (the “Accounting Firm”) for resolution any and all matters that were included by Seller in the Notice of Disagreement and that remain in dispute. The Accounting Firm shall be Deloitte & Touche LLP or, if such firm is unable or unwilling to act, such other nationally recognized independent public accounting firm as shall be agreed upon in writing by Seller and Buyer (such agreement not to be unreasonably withheld).

(b) Seller and Buyer shall use reasonable efforts to cause the Accounting Firm to render a written decision resolving the matters submitted to it within 30 days of such submission. In resolving matters submitted to it pursuant to Section 2.04(b), the Accounting Firm (i) shall base its decision based solely on written submissions by Seller and Buyer and their respective representatives and not by independent review and (ii) with respect to each matter submitted to it, shall not resolve such matter in a manner that is more favorable to Buyer than the Statement or more favorable to Seller than the Notice of Disagreement.

(c) The scope of the disputes to be resolved by the Accounting Firm shall be limited to whether there were mathematical errors in the Statement or whether the Statement was prepared in accordance with the Adjusted Accounting Principles with respect to the matters submitted for resolution to the Accounting Firm. Any disputes not within the scope of disputes to be resolved by the Accounting Firm pursuant to this Section 2.04(d) as well as any disputes about the scope of disputes to be resolved by the Accounting Firm pursuant to this Section 2.04(d) shall be resolved in accordance with Section 11.12.

(d) The final determination by the Accounting Firm of the matters submitted to it pursuant to Section 2.04(b) shall: (i) be in writing; (ii) include the Accounting Firm’s calculation of the Adjusted Closing Payment; (iii) include the Accounting Firm’s determination of each matter submitted to it pursuant to Section 2.04(b); and (iv) include a brief summary of the Accounting Firm’s reasons for its determination of each issue.

(e) The dispute resolution by the Accounting Firm under this Section 2.04 shall constitute an expert determination under New York CPLR Article 76 and shall not constitute an arbitration. The determinations of the Accounting Firm shall be final and binding, absent fraud, bad faith or manifest error. Judgment may be entered upon the determination of the Accounting Firm in New York State Supreme Court or any other court having jurisdiction over the party against which such determination is to be enforced. The cost of any dispute resolution (including the fees and expenses of the Accounting Firm and reasonable attorney fees and expenses of the parties) pursuant to this Section 2.04 shall be borne by Seller and Buyer in inverse proportion as they may prevail on matters resolved by the Accounting Firm, which proportionate allocations shall also be determined by the Accounting Firm at the time the determination of the Accounting Firm is rendered on the merits of the matters submitted.

(f) The Closing Payment shall be increased by the sum of the amount by which Closing Adjusted Working Capital exceeds the Target Amount, and the amount by which the Bonus Adjustment Amount exceeds the Final Bonus Adjustment Amount, and the Closing Payment shall be decreased by the sum of the amount by which Closing Adjusted Working Capital is less than the Target Amount and the amount by which the Bonus Adjustment Amount is less than the Final Bonus Adjustment Amount (the Closing Payment as so increased or decreased shall hereinafter be referred to as the “Adjusted Closing Payment”). If the Closing Date Amount is less than the Adjusted Closing Payment, Buyer shall, and if the Closing Date Amount is more than the Adjusted Closing Payment, Seller shall, within 10 business days after the Statement becomes final and binding on the parties, make payment by wire transfer in immediately available funds of the amount of such difference to an account designated in writing by the receiving party.

(g) In connection with the determination of Closing Adjusted Working Capital pursuant to this Section 2.04, from the Closing Date through the resolution of any adjustment to the Closing Payment contemplated by this Section 2.04, Buyer shall, and shall cause its Affiliates to, afford to Seller and its independent accountants reasonable access to the personnel, properties, books and records of the Business, including the Transferred Companies and their Subsidiaries, for any purpose reasonably related to the adjustment contemplated by this Section 2.04 (subject to reasonable confidentiality restrictions and to providing such assurances, releases, indemnities or other agreements as accountants may customarily require in such circumstances).

(h) In this Agreement:

“Adjusted Accounting Principles” means (i) the principles, policies and procedures set forth in Schedule 2.04(b) and (ii) with respect to any matter not covered by clause (i) above, the principles, policies and procedures applied in connection with the preparation of the 2016 Financial Statements.

“Adjusted Working Capital” means Current Assets minus Current Liabilities. The terms “Current Assets” and “Current Liabilities” mean the current assets and current liabilities, respectively, of the Transferred Companies and their Subsidiaries subject only to adjustment in accordance with Schedule 2.04(b) and calculated on a consolidated basis in accordance with the Adjusted Accounting Principles; provided that Current Liabilities shall not include any amounts set forth on Schedule 8.01(o).

“Target Amount” means $0.00.

SECTION 2.05. Earn-Out Payments. (a) Subject to Section 7.09, on the Earn-Out Payment Date, Buyer shall pay or cause to be paid to Seller, in immediately available funds by wire transfer to one or more bank accounts designated in writing by Seller at least three business days prior to the Earn-Out Payment Date, cash in U.S. dollars equal to the Earn-Out Payments, if any, to which Seller is entitled pursuant to Section 7.09.

(a) Buyer and Seller hereby acknowledge and agree that all Earn-Out Payment amounts payable to Seller shall be (x) treated for Tax purposes as a portion of the Purchase Price and as payment for the Transferred Equity Interests, except to the extent required by applicable Law and (y) be subject to the Subordination Agreement.

SECTION 2.06. Allocation of Purchase Price. Buyer and Seller shall agree to allocate an amount of the Purchase Price equal to $31,000,000 minus the UK Intra-Group Debt Amount (the “UK Purchase Price”) to all the issued and outstanding shares of capital stock of the UK Transferred Company and an amount equal to the excess of the Purchase Price over the UK Purchase Price (the “U.S. Purchase Price”) to all the assets of the U.S. Transferred Company. No later than 60 days after the Closing Date, Seller shall deliver to Buyer a statement allocating the U.S. Purchase Price among the assets of the U.S. Transferred Company (the “Allocation Statement”) in a manner consistent with Section 1060 of the Code and the applicable Treasury Regulations. Buyer shall deliver a written notice to Seller within 30 days after Buyer’s receipt of the Allocation Statement either accepting or objecting to the Allocation Statement, and, if Buyer shall not have delivered such written notice within such 30-day period, Buyer shall be deemed to have agreed to the Allocation Statement (and the Allocation Statement shall become a final allocation of the U.S. Purchase Price). If Buyer objects to the Allocation Statement in accordance with the immediately preceding sentence, then Seller and Buyer shall attempt to resolve their differences by good faith negotiation to agree on a final allocation of the U.S. Purchase Price. If Buyer and Seller are unable to resolve their differences within 20 days of Seller’s receipt of Buyer’s written notice objecting to the Allocation Statement, then Buyer and Seller shall collectively select an independent accounting firm (the “Tax Matters Accounting Firm”). The parties shall instruct the Tax Matters Accounting Firm to use its reasonable best efforts to determine a final allocation of the U.S. Purchase Price as promptly as possible and not later than 20 days after submission of the matter to the Tax Matters Accounting Firm. The dispute resolution by the Tax Matters Accounting Firm under this Section 2.06 shall constitute an expert determination under New York CPLR Article 76 and shall not constitute an arbitration. Any disputes not within the scope of disputes to be resolved by the Tax Matters Accounting Firm pursuant to this Section 2.06 as well as any disputes about the scope of disputes to be resolved by the Tax Matters Accounting Firm pursuant to this Section 2.06 shall be resolved in accordance with Section 11.12. All determinations of the Tax Matters Accounting Firm relating to the disputed items, absent fraud, shall be final and binding on the parties and shall produce a final allocation. The fees and expenses of the Tax Matters Accounting Firm shall be borne 50% by Buyer and 50% by Seller. The UK Purchase Price, the U.S. Purchase Price and any final allocation of the U.S. Purchase Price, in each case, agreed or otherwise determined pursuant to this Section 2.06 shall be the “Final Allocation” for purposes of this Agreement. The parties shall cooperate to adjust the Final Allocation (by adjusting the U.S. Purchase Price and any final allocation of the U.S. Purchase Price) to reflect any adjustments made to the Purchase Price, including pursuant to Section 2.04. The Final Allocation shall be final and binding upon the parties for all Tax purposes and, except as required by applicable Law or as mutually agreed to in writing by Seller and Buyer, the parties agree to act in accordance with the Final Allocation for all Tax purposes.

SECTION 2.07. Transfer Taxes. (a) Any stamp duty assessed by the United Kingdom will be borne and paid solely by Buyer, provided, however, that if any such amount shall be incurred by Seller, Buyer shall, subject to receipt of reasonably satisfactory evidence of Seller’s payment thereof, promptly reimburse Seller. All other Transfer Taxes payable in connection with the transfer of the Transferred Equity Interests to Buyer shall be borne 50% by Buyer and 50% by Seller. Each party shall use commercially reasonable efforts to avail itself of any available exemptions from any such Taxes or fees, and to cooperate with the other parties in providing any information and documentation that may be necessary to obtain such exemptions.

(a) Seller and Buyer shall file all necessary Tax Returns and other documentation required to be filed by it with respect to all Transfer Taxes, and, if required by applicable Law, the parties will, and will cause their Affiliates to, join in the execution of any such Tax Returns and other documentation.

SECTION 2.08. Withholding Taxes. Buyer is permitted to withhold amounts from any payment made by Buyer to Seller under this Agreement as required under applicable Law. However, if Buyer intends to withhold any such amounts from any such payment, Buyer shall promptly notify Seller of such intention and shall use commercially reasonable efforts to provide such notice at least within thirty (30) days of the expected payment date. Furthermore, Buyer shall reasonably cooperate with Seller to reduce the amount of withholding Taxes imposed on the payment of any such payment, including by executing and filing any forms or certificates reasonably required to claim an available reduced rate of, or exemption from, withholding Taxes. Notwithstanding the foregoing, to the extent any amounts are withheld from any such payment solely as a result of an assignment by Buyer of any of its rights or obligations pursuant to Section 11.06 to an Affiliate or a third party, Buyer shall pay (or cause to be paid) such additional amounts as necessary so that after such withholding has been made (including such withholding applicable to additional sums payable under this Section 2.08) Seller receives an amount equal to the amount it would have received had no withholding been made.

SECTION 2.09. Closing Deliveries by Seller. At the Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously), the following:

(a) the officer’s certificate referred to in Section 5.01(c) hereof;

(b) duly executed counterparts of the Assignment and Assumption Agreement and the Transition Services Agreement as contemplated by Section 7.08;

(c) (A) an assignment of the Transferred Equity Interests in respect of the U.S. Transferred Company duly executed by U.S. Seller and duly executed transfer forms duly endorsed in blank, (B) all of the share certificates representing the Transferred Equity Interests in respect of the UK Transferred Company (or, if any such share certificates are lost, defaced or destroyed, indemnities in respect of such share certificates duly executed by UK Seller in a form reasonably acceptable to Buyer), (C) stock transfer forms relating to the Transferred Equity Interests in respect of the UK Transferred Company duly executed by UK Seller, and (D) a voting power of attorney relating to the Transferred Equity Interests in respect of the UK Transferred Company duly executed by UK Seller in a form reasonably acceptable to Buyer;

(d) unless otherwise requested in writing by Buyer, resignation letters from and duly executed by the directors and officers of the Transferred Companies and their Subsidiaries in a form reasonably acceptable to Buyer;

(e) to the extent permissible under applicable Law, contracts of employment;

(f) a duly executed certificate certifying that the purchase of the Transferred Equity Interests pursuant to the terms of this Agreement is exempt from withholding pursuant to the Foreign Investment in Real Property Tax Act;

(g) board resolutions of the UK Transferred Company in a form reasonably acceptable to the Buyer approving (A) the resignation, with effect from Closing, of any director or officer of the UK Transferred Company who is required to sign a resignation letter in accordance with Section 2.09(d), (B) the appointment of such persons as the Buyer may nominate in writing not less than five business days prior to Closing as directors and/or company secretary of the UK Transferred Company with effect from Closing, (C) the resignation of the transfer of the Transferred Equity Interests in respect of the UK Transferred Company subject only to the relevant stock transfer forms being duly stamped, and (D) the UK Transferred Company’s entry into any Transaction Document to which it is party;

(h) board resolutions of each Subsidiary of the UK Transferred Company in a form reasonably acceptable to the Buyer approving (A) the resignation, with effect from Closing, of any director or officer of the relevant Subsidiary who is required to sign a resignation letter in accordance with Section 2.09(d), (B) the appointment of such persons as the Buyer may nominate in writing not less than five business days prior to Closing as directors and/or company secretary of the relevant Subsidiary with effect from Closing, and (C) the relevant Subsidiary’s entry into any Transaction Document to which it is party;

(i) the statutory registers (written up to the time immediately prior to Closing) of the UK Transferred Company and

(j) duly executed counterparts of the Subordination Agreement.

SECTION 2.10. Closing Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Seller (unless previously delivered), the following:

(a) the Closing Date Amount;

(b) the officer’s certificate referred to in Section 5.02(c) hereof;

(c) duly executed counterparts of the Assignment and Assumption Agreement and the Transition Services Agreement as contemplated by Section 7.08;

(d) duly completed and signed Section 338(g) Forms and

(e) duly executed counterparts of the Subordination Agreement.

ARTICLE III

Representations and Warranties of Seller

Subject to the foregoing and except as set forth in the Disclosure Schedules attached hereto (it being agreed that any matter disclosed in a Schedule with respect to any Section shall be deemed to have been disclosed with respect to any other Section to the extent its relevance to such Section is reasonably apparent on the face of the information disclosed therein), Seller represents and warrants to Buyer as follows:

SECTION 3.01. Organization and Good Standing; Capitalization. (a) Each of U.S. Seller, UK Seller, each Transferred Company and each Subsidiary of a Transferred Company:

(i) is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation or formation;

(ii) has all requisite corporate power and authority to own or lease and operate its respective properties relating to the Business and to carry on the Business as now being operated and conducted; and

(iii) is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.

(b) True and complete copies of the articles of incorporation and by-laws (or other constitutional documents or similar organizational documents) of each Transferred Company and each of its Subsidiaries have been made available to Buyer prior to the date hereof.

(c) Schedule 3.01(c) sets forth, as of the date hereof, the authorized capitalization of each Transferred Company, the number of shares of each class of capital stock, share capital or other equity interests in each Transferred Company and the record/legal and beneficial owners thereof. Except for this Agreement, there are no outstanding or authorized warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which Seller or the Transferred Companies are or may become obligated to issue, sell, dispose of, purchase, acquire, register, return or redeem any shares of capital stock, share in the capital or other securities or other equity interests of the Transferred Companies, or any security convertible or exercisable or exchangeable therefore, and no equity securities or other equity interests of the Transferred Companies are reserved for issuance for any purpose. The Transferred Companies do not have any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other similar agreements or understandings, including any rights of first refusal, in effect with respect to the voting or transfer of any of the capital stock, share capital or other equity interests in any of the Transferred Companies.

(d) Schedule 3.01(d) sets forth, as of the date hereof, the authorized capitalization of each Subsidiary of the Transferred Companies, the number of shares of each class of capital stock, share capital or other equity interests in each such Subsidiary and the record/legal and beneficial owners thereof. There are no outstanding or authorized warrants, options, agreements, subscriptions, convertible or exchangeable securities or other Contracts pursuant to which any Subsidiaries of the Transferred Companies are or may become obligated to issue, sell, dispose of, purchase, acquire, register, return or redeem any shares of capital stock, shares in the capital or other securities or other equity interests of such Subsidiary, or any security convertible or exercisable or exchangeable therefor, and no equity securities or other equity interests of the Subsidiaries of the Transferred Companies are reserved for issuance for any purpose. The Subsidiaries of the Transferred Companies do not have any outstanding or authorized stock appreciation, phantom stock, profit participation or similar rights. There are no voting trusts, stockholder agreements, proxies or other similar agreements or understandings, including any rights of first refusal, in effect with respect to the voting or transfer of any of the capital stock, share capital or other equity interests in any Subsidiary of the Transferred Companies.

(e) The Transferred Companies do not own or have any interest in, directly or indirectly, any equity interests in or equity securities of any other Person.

(f) The Transferred Companies do not own or have any interest in, directly or indirectly, any debt securities of any other Person.

SECTION 3.02. Authority. Seller has full power and authority to execute and deliver this Agreement and to carry out, or cause to be carried out, the transactions contemplated hereby. Seller has, or will have at the Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement) to which it is or will be a party. This Agreement has been duly authorized by all necessary action on the part of Seller and has been duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of this Agreement by Buyer, constitutes a valid and legally binding obligation of Seller in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies. Each of the Transaction Documents (other than this Agreement) has been duly authorized by all necessary action on the part of Seller and has been, or will be at the Closing, duly executed and delivered by Seller and, assuming the due authorization, execution and delivery of such Transaction Document by Buyer or its Affiliate, constitutes or will constitute a valid and legally binding obligation of Seller in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.

SECTION 3.03. Title to Transferred Equity Interests. Seller is the sole record/legal, and is the beneficial, owner of all of the Transferred Equity Interests and has good and valid legal and beneficial title to the Transferred Equity Interests, free and clear of any Liens. The Transferred Equity Interests are (to the extent applicable) duly authorized, validly issued, fully paid and nonassessable. Each Transferred Company has good and valid legal and beneficial title to the issued and outstanding equity interests of each of its Subsidiaries, free and clear of all Liens, and is the record/legal and beneficial, owner thereof.

SECTION 3.04. Sufficiency of Assets. At the Closing, except for the exclusion of corporate-level support services that are currently provided by Seller, and taking into account the Transition Services Agreement and assuming that all consents set forth on Schedule 3.04 have been obtained, the Transferred Companies will own or have the right to use all of the assets, interests in property and rights that are used and reasonably necessary to conduct, in all material respects, the Business as it is conducted as of the date hereof and anticipated to be conducted as of immediately prior to Closing.

SECTION 3.05. Real Property. (a) None of the Transferred Companies owns any real property (or, in respect of the United Kingdom, owns any freehold property). Schedule 3.05(a) sets forth a correct and complete list of all leases, subleases, licenses, occupancy agreements or written agreements, together with all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, that grant to the Transferred Company or any of their Subsidiaries the right to lease, sublease, license, use or occupy any real property used in the conduct of the Business as of the date hereof, excluding the Excluded Leases (the “Real Property Leases”), and which constitutes, together with the Excluded Leases, all the real property used in the conduct of the Business as currently conducted and no other real property (other than with respect to the Excluded Leases) is necessary to conduct the Business as currently conducted. A true, correct and complete copy of each Real Property Lease has been made available to Buyer prior to the date hereof, and none of such Real Property Leases have been modified as of the date hereof in any material respect, except to the extent that such modifications are disclosed by the copies delivered or otherwise made available to Buyer.

(b) The Transferred Companies or one of their Subsidiaries have valid and subsisting title to a leasehold estate under each Real Property Lease (with the leasehold estate demised under each Real Property Lease being the “Leased Real Property”). The Leased Real Property is free and clear of all Liens other than Permitted Liens. Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated herein require the consent of, or notice to, any landlords of any Real Property Leases, nor to Seller’s knowledge, entitle such landlords to terminate the Real Property Lease or recapture the Leased Real Property, increase rent, charge any additional fees, or require any other modifications to the terms and conditions of any Real Property Lease.

(c) Except as would not have a Material Adverse Effect, (i) all improvements, equipment, machinery and fixtures located within the demised premises constituting the Leased Real Property are in good operating condition and repair, have been maintained in accordance with commercially reasonable standards and are adequate and suitable in all material respects for the present and continued use and operation thereof as used or operated as of the date of this Agreement and as of the Closing Date, ordinary wear and tear excepted, (ii) there are no pending or threatened condemnation or eminent domain proceedings, and none of Transferred Companies or any of their Subsidiaries have received any notice of any such condemnation or eminent domain proceedings, affecting the Leased Real Property which, if adversely decided, would interfere with its present use in the Business and (iii) none of Seller, the Transferred Companies or any Subsidiary of a Transferred Company has subleased, licensed or otherwise granted any third party the right to use or occupy any portion of the Leased Real Property.

SECTION 3.06. Financial Statements; No Undisclosed Liabilities.
(a) Schedule 3.06 sets forth the following financial statements of the Transferred Companies and their Subsidiaries: the unaudited balance sheets of U.S. Seller as of March 31, 2016 (the “2016 U.S. Seller Balance Sheet”) and December 31, 2015 and 2014, the unaudited statements of working capital of UK Seller and its Subsidiaries as of March 31, 2016 (the “2016 UK Seller WC Statement”) and December 31, 2015 and 2014 and the unaudited income statements of the Transferred Companies and their Subsidiaries for the three-month period ended March 31, 2016 (together with the 2016 U.S. Seller Balance Sheet and the 2016 UK Seller WC Statement, the “2016 Financial Statements”) and the twelve-month periods ended December 31, 2015 and 2014 (collectively, the “Financial Statements”). The Financial Statements present fairly the financial position and results of operations of the Transferred Companies and their Subsidiaries (except for Taxes) as of the dates of, and the periods referred to in, such Financial Statements in conformity with GAAP, applied on a consistent basis (except as may be indicated in the notes thereto). The Financial Statements have been prepared on the basis of information derived from the books and records of the Transferred Companies and their Subsidiaries, which are maintained in the ordinary course of business and are reliable, complete and accurate. The Transferred Companies and their Subsidiaries have established and maintain systems of internal accounting controls that are designed to provide reasonable assurances that all transactions are recorded as necessary to permit the preparation of proper and accurate financial statements in accordance with GAAP. Neither Seller nor the Transferred Companies and their Subsidiaries nor, to the knowledge of Seller, any auditor, accountant or representative of the foregoing has received any unresolved material written complaint, allegation or assertion of a problem or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Transferred Companies or their respective accounting controls.

(b)      The accounts receivable of the Transferred Companies, as set forth on the Financial Statements or arising since the date thereof, (i) have arisen solely out of bona fide sales and deliveries of materials, supplies, goods, services, equipment, assets and other business transactions in the ordinary course of business, (ii) have been billed or invoiced in the ordinary course of business in accordance with all applicable Law and (iii) are not subject to valid defenses, set-offs or counterclaims, other than customary trade discounts.

(c) There are no liabilities or obligations of the Transferred Companies and their Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, required to be set forth on the 2016 Balance Sheet in accordance with GAAP, except for liabilities or obligations (i) disclosed, set forth or reserved against on the face of the 2016 Balance Sheet and the notes thereto, (ii) incurred in the ordinary course of business since the date of the 2016 Balance Sheet (but excluding liabilities arising out of a breach of, or default under, any agreement, breach of warranty, tort or infringement claim or lawsuit), or (iii) incurred in entering into this Agreement and/or performing obligations pursuant to, and in accordance with, the terms hereof and taken into account in the calculation of the Adjusted Closing Payment.

SECTION 3.07. Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Seller, nor the consummation by Seller of the Transactions nor compliance by Seller with any of the provisions hereof or thereof shall: (i) conflict with or result in any breach of any provisions of the respective certificate of incorporation, by-laws or similar organizational documents of Seller or any of the Transferred Companies; (ii) require any material consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the Anti-Trust Filings, (b) any consent, approval, authorization or permit required to be obtained by Buyer or filing or notification required to be made by Buyer in order to take title to the Transferred Equity Interests or otherwise operate the Business, which consent, approval, authorization or permit is customary in transactions of the type contemplated hereby and (c) any consent, approval, authorization or permit required to be obtained solely by reason of Buyer’s (as opposed to any third party’s) participation in the Transactions; (iii) assuming compliance with the matters referred to in clause (ii) of this Section 3.07, violate any Law applicable to Seller or any of the Transferred Companies or their Subsidiaries, except such violations that would not have a Material Adverse Effect or would not adversely affect, in any material respect, the ability of Seller to consummate the Transactions; or (iv) result in a material violation of or material default (or an event that, with or without notice or lapse of time or both, would become a material default) under, or give rise to a right of termination, cancelation or acceleration of any material obligation or to loss of a material benefit under, any material Contract to which a Transferred Company or its Subsidiary is a party or by which any of their respective properties is bound.

SECTION 3.08. Compliance with Laws; Licenses and Permits. Since the later of (i) the date that a Transferred Company or a Subsidiary of a Transferred Company was acquired by Seller and (ii) January 1, 2013, such Transferred Company or its Subsidiary, as applicable, has complied in all material respects and is in material compliance with all applicable Laws. The Transferred Companies and their Subsidiaries have all permits, approvals, registrations, licenses, grants, authorizations, exemptions, orders and consents with respect to the Business as it is now being conducted, each of which is valid and in full force and effect, in each case except for instances where the failure to do so would not have a Material Adverse Effect.

SECTION 3.09. Material Contracts. (a) Schedule 3.09(a) sets forth a true and complete list, as of the date hereof, of all of the following Contracts to which the Transferred Companies and their Subsidiaries are a party or by which any of their respective properties is bound (each, a “Material Contract”):

(i) Contracts evidencing the obligation of any of the Transferred Companies or their Subsidiaries with respect to the issuance, sale, repurchase or redemption of any equity interests of any of the Transferred Companies or their Subsidiaries;

(ii) Contracts relating to the acquisition or disposition of any capital stock or other equity interests, or any business or product line of any Person, for aggregate consideration in excess of $100,000 and pursuant to which any of the Transferred Companies or their Subsidiaries has any material actual or contingent liabilities or obligations as of the date of this Agreement;

(iii) Contracts relating to the formation, creation, governance or control of any Transferred Company or its Subsidiaries or any joint venture, partnership or other similar arrangement to which a Transferred Company or its Subsidiary is a party;

(iv) Contracts that contain (i) exclusivity or require any Transferred Company or any Subsidiary of a Transferred Company to deal with a third Person on a “sole source” basis or (ii) most favored nation obligations or restrictions binding on any Transferred Company or any Subsidiary of a Transferred Company;

(v) Contracts limiting or purporting to limit the ability of the Transferred Companies and their Subsidiaries to engage or compete in any line of business, acquire any entity or compete with any Person or in any geographic area or during any period of time, except for such Contracts entered into in the ordinary course of business;

(vi) Real Property Leases;

(vii) Contracts under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of a Transferred Company or its Subsidiary or (B) a Transferred Company or one of its Subsidiaries has guaranteed any liabilities or obligations of any other Person;

(viii) Contracts relating to indebtedness for borrowed money of the Transferred Companies and their Subsidiaries (whether incurred, assumed, guaranteed or secured by the assets owned by the Transferred Companies or their Subsidiaries);

(ix) any intercompany Contracts between, the Transferred Companies or their Subsidiaries, on the one hand, and Seller or an employee, officer, director, manager, member or Affiliate of Seller (other than the Transferred Companies and their Subsidiaries), on the other hand;

(x) any Contract not otherwise listed above which would reasonably be expected to require payments to or from any of the Transferred Companies or their Subsidiaries to a third party in excess of $500,000 per annum and which is not terminable by either the counterparty or the applicable Transferred Company or its Subsidiary on notice of 90 days or less without a premium or penalty;

(xi) Contract for employment of any Employee of the Business on a full-time, part-time, consulting or other basis providing annual cash compensation equal to or in excess of $200,000;

(xii) contract or benefit plan that provides for a payment, benefit or accelerated vesting for the benefit of any Employee of the Business upon the execution of this Agreement or the Closing or in connection with any of the transactions contemplated by this Agreement; or

(xiii) any Collective Bargaining Agreement;

(b) (i) Subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, each Material Contract and Transferred Contract is valid, binding and in full force and effect with respect to the Transferred Company or its Subsidiary or Seller or one of its Affiliates, as applicable, party thereto and, to the knowledge of Seller, the other party thereto and (ii) none of the Transferred Companies or their Subsidiaries or Seller or one of its Affiliates, as applicable, is in material breach under any Material Contract or Transferred Contract. To Seller’s knowledge, as of the date of this Agreement, none of the other parties to any Material Contract or Transferred Contract is in material breach thereunder and no event or circumstance has occurred that, with notice or lapse of time, or both, would result in termination of any Material Contract or Transferred Contract or would cause or permit the acceleration of, or other changes to, any material right or obligation thereunder or the loss of any material benefit thereunder.

(c) Schedule 3.09(c) sets forth, as of the date of this Agreement, all of the Commingled Contracts.

SECTION 3.10. Customers and Suppliers. (a) Since December 31, 2014, no Material Customer has cancelled, terminated or provided written notice of the intent to cancel or terminate its relationship with the Transferred Companies or their Subsidiaries or Seller or one of its Affiliates, as applicable, under, or in respect of, a Material Contract or Transferred Contract or has materially decreased its subscriptions for or usage of the products or services provided by the Transferred Companies or their Subsidiaries or the Business under, or in respect of, a Material Contract or Transferred Contract.

(a) Since December 31, 2014, no Material Supplier has cancelled, terminated or provided written notice of the intent to cancel or terminate its relationship with the Transferred Companies or their Subsidiaries or Seller or one of its Affiliates, as applicable, under, or in respect of, a Material Contract or Transferred Contract or has materially increased the pricing for, the products or services provided by such Material Supplier to the Transferred Companies or their Subsidiaries or the Business under, or in respect of, a Material Contract or Transferred Contract.

SECTION 3.11. Relationship with Seller. Schedule 3.11 sets forth all material services (including license rights with respect to third-party software or other technology) provided to or received by the Transferred Companies or their Subsidiaries, on the one hand, and Seller or an employee, officer, director, manager, member or Affiliate of Seller (other than the Transferred Companies and their Subsidiaries), on the other hand.

SECTION 3.12. Intellectual Property Rights. (a) Schedule 3.12(a) sets forth a true and complete list, as of the date hereof, of all material IP Rights owned by the Transferred Companies and their Subsidiaries that constitute (i) patents, patent applications, trademark registrations or applications, copyright registrations or applications or domain names or (ii) Proprietary Software.

(a) Except with respect to non-exclusive licenses granted by or to third parties in the ordinary course of business or as otherwise contemplated by this Agreement, and except for “shrink wrap”, “commercially available off the shelf software package” or “click through” licenses, Schedule 3.12(b) lists, as of the date of this Agreement, all of the written agreements (i) pursuant to which the Transferred Companies and their Subsidiaries use third party IP Rights that are material to the conduct of the Business or (ii) by which the Transferred Companies and their Subsidiaries have licensed or otherwise authorized a third party to use any material IP Rights or provides material services to any third party, including license agreements, settlement agreements and covenants not to sue (collectively, the “Licensed IP Contracts”). Subject to bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally, each Licensed IP Contract is valid, binding and in full force and effect with respect to the Transferred Company or its Subsidiary party thereto and, to the knowledge of Seller, the other party thereto. None of the Transferred Companies or their Subsidiaries is in material default under any Licensed IP Contract and to the knowledge of Seller, as of the date of this Agreement, none of the other parties to any Licensed IP Contract is in material default thereunder.

(b) The Transferred Companies and their Subsidiaries have taken commercially reasonable measures consistent with generally accepted industry standards to protect the confidentiality of all material trade secrets of the Business, and to the knowledge of Seller, no such trade secrets have been disclosed to any other Person other than pursuant to written and enforceable confidentiality obligations.

(c) As of the date of this Agreement, there are no adverse third party actions or claims pending against any of the Transferred Companies or their Subsidiaries by any Person in any court, arbitration or by or before any Governmental Entity or any written adverse third party allegations, in any such case to the effect that the Owned Intellectual Property or operation or conduct of the Business infringes, dilutes, misappropriates or otherwise violates the IP Rights of such Person. To the knowledge of Seller, neither the Owned Intellectual Property nor the operation or conduct of the Business infringes, dilutes, misappropriates or otherwise violates any IP Rights of any other Person.

(d) As of the date of this Agreement, there are no actions or claims pending or threatened in writing by Seller or any of its Affiliates, including the Transferred Companies and their Subsidiaries, against any Person, nor has Seller or any of its Affiliates (including the Transferred Companies and their Subsidiaries) sent any written notice to any Person, regarding any actual or potential infringement, dilution, misappropriation or other violation of the Owned Intellectual Property, and to the knowledge of Seller, no Person is infringing, diluting, misappropriating or otherwise violating any material Owned Intellectual Property.

(e) The Transferred Companies and their Subsidiaries own all right, title and interest in and to all material Owned Intellectual Property, free and clear of all Liens other than Permitted Liens and have the valid right to use all other material IP Rights used in the Business. The consummation of the transactions contemplated hereby will not result in the material loss or impairment of the Transferred Companies’ or their Subsidiaries’ ownership or right to use or hold for use any material IP Rights owned, held for use or used by the Transferred Companies’ or their Subsidiaries.

(f) No source code for any material Proprietary Software has been delivered, licensed, disclosed or made available to any escrow agent or other Person who is not an employee of the Transferred Companies or their Subsidiaries and is not bound by written and enforceable confidentiality obligations. To the knowledge of Seller, no material Proprietary Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that requires or conditions the use or distribution of such Proprietary Software on the disclosure, licensing or distribution of any source code for any portion of such Proprietary Software.

SECTION 3.13. Privacy and Data Security. (a) The operation of the Business, including the Transferred Companies' and their Subsidiaries' collection, use, and dissemination of personal customer information, has been conducted in all material respects in accordance with all applicable Laws and Contracts relating to privacy, data security, and data protection, and all applicable privacy policies adopted by the Transferred Companies and their Subsidiaries.

(a) The Business, including the Transferred Companies and their Subsidiaries, has taken commercially reasonable steps to protect its operation, confidentiality, integrity, and security of its software, systems, storage, and websites involved in the collection, use, and dissemination of personal customer information.

(b) Since the later of (i) the date that a Transferred Company or a Subsidiary of a Transferred Company was acquired by Seller and (ii) January 1, 2013, such Transferred Company or its Subsidiary has not received any written complaints, subpoenas, demands, or other written notices from any governmental entity investigating, inquiring into, or otherwise relating to any actual or potential violation of applicable Laws relating to privacy, data security, and data protection. To the knowledge of Seller, it is not under investigation by any Governmental Entity for any actual or potential violation of applicable Law relating to privacy, data security, and data protection. Since the later of (i) the date that a Transferred Company or a Subsidiary of a Transferred Company was acquired by Seller and (ii) January 1, 2013, no written notice, complaint, claim, enforcement action, or litigation of any kind has been served on, or initiated against, such Transferred Company or its Subsidiary alleging that its collection, use, and dissemination of personal customer information violates any Person’s personal customer information.

(c) The Business, including the Transferred Companies and their Subsidiaries, has not experienced any data security breaches that would require law enforcement or Governmental Entity notification or any remedial action under applicable Law or Material Contract in the past three years. To the knowledge of Seller, there are no pending or expected complaints, actions, fines, or other penalties facing the Business in connection with any data security breaches.

SECTION 3.14. Legal Proceedings, etc. (a) There are no legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the knowledge of Seller, threatened in writing against Seller or any of its Affiliates (including the Transferred Companies and their Subsidiaries) relating to the Business or the Transferred Companies and their Subsidiaries.

SECTION 3.15. Labor and Employee Matters. (a) As of the date of this Agreement, there are no Collective Bargaining Agreements covering any Employee of the Business. As of the date of this Agreement, no union or labor organization is currently certified or recognized and there are no material pending or, to the knowledge of Seller, threatened strikes, work stoppages, requests for representation, pickets or walkouts that involve the labor or employment relations of Seller and its Affiliates with any Employee of the Business. To the knowledge of Seller, no labor union has taken any material action with respect to organizing any Employee of the Business. As of the date of this Agreement there is no material unfair labor practice, charge or complaint pending, unresolved or, to the knowledge of Seller, threatened before any court, arbitrator, the National Labor Relations Board or any other Governmental Entity relating to any Employee of the Business.

(a) With respect to current and former Employees of the Business: (i) each of Seller and its Affiliates is and has been in compliance in all material respects with all applicable Laws pertaining to employment, employment practices, hiring and firing employees, and the employment of labor, including all such Laws relating to labor relations, equal employment opportunities, fair employment practices, prohibited discrimination or distinction, consultation and/or information, wages, hours, safety and health, classification of employees, and workers’ compensation;(ii) Seller and each of its Affiliates has met in all material respects all requirements required by Law or regulation relating to the employment of foreign citizens, including all requirements of I-9, and neither Seller nor any of its Affiliates currently employs, nor has employed, any Employee of the Business who was not permitted to work in the jurisdiction in which such Person was principally employed; and (iii) Seller and each of its Affiliates have complied in all material respects with all Laws that could require overtime to be paid to any current or former Employees of the Business.

(b) Neither Seller nor any of its Affiliates is delinquent in any material respects with respect to payments to any of its current or former Employees of the Business for any wages, salaries, commissions, bonuses or other direct compensation required to be paid for any services performed by them or amounts required to be reimbursed to such Employees of the Business or payments required to be paid upon any termination of the employment of any such current or former Employees of the Business.

(c) To the knowledge of Seller, (i) no Employee of the Business is obligated under any Contract (including any confidentiality agreement, non-competition agreement, licenses, covenants or commitments of any nature) or other agreement, or subject to any order of any court or administrative agency, that would interfere with the use of such Employee’s best efforts to promote the interests of the Business or that would conflict with the Business as proposed to be conducted and (ii) as of the date of this Agreement, no Employee of the Business who is also an officer or Key Employee intends to terminate his employment.

(d) Each Employee of the Business with a title of Director or above has executed a proprietary information and inventions agreement or similar agreement, and, to the knowledge of Seller, no Employee of the Business is currently in violation of any such agreement. Other than with respect to exclusions previously accepted by Seller involving works or inventions unrelated to the Business, no Employee of the Business identified in the immediately preceding sentence has excluded works or inventions made prior to his or her employment relationship with Seller from his or her assignment of inventions pursuant to such proprietary information and inventions agreement.

(e) (i) Except as would not result in material liability to the Transferred Companies, their Subsidiaries or Buyer, with respect to any individual who performs services for the Business and who is not treated as an employee for federal income tax purposes by Seller or any of its Affiliates, Seller and its Affiliates are in material compliance with all Laws relating to classification of employees, and (ii) neither Seller nor any of its Affiliates has any material liability by reason of any individual who performs or performed services for the Business, in any capacity, being improperly excluded from participating in any Business Employee Benefit Plan. Each of the current and former Employees of the Business has been properly classified, in all material respects, by Seller as “exempt” or “non-exempt” under applicable Law.

(f) As of the date of this Agreement, all UK Employees of the Business are employed by a UK Transferred Company or a Subsidiary of a UK Transferred Company. Each UK Employee of the Business has entered into an agreement with one of the Transferred Companies that contains restrictive covenants in a form that is substantially similar to that provided to Buyer as of the date of this Agreement.

SECTION 3.16. Employee Plans. (a) Schedule 3.16(a) lists, as of the date of this Agreement, each material Business Employee Benefit Plan in which any Employee of the Business is entitled to participate or to which he or she is a party (the “Listed Plans”) and separately identifies each Assumed Benefit Plan.

(a) Except as set forth in this Section 3.16(b), with respect to each Listed Plan, true and complete copies of all plan documents (including all amendments and modifications thereof) or a summary of material terms thereof, or a form of each material employment agreement, have been made available to Buyer as of the date of this Agreement.

(b) With respect to the Employees of the Business, each Listed Plan (and each related trust, insurance contract or fund) has been established, maintained, contributed to, funded, operated and administered in all material respects in accordance with the terms of such Listed Plan and in accordance with applicable Law. Each Assumed Benefit Plan is maintained for the sole benefit of current and former Employees of the Business or their respective dependents, spouses, or beneficiaries.

(d) With respect to each Assumed Benefit Plan in which the U.S. Employees of the Business participate and, solely with respect to the participation of U.S. Employees of the Business in the Listed Plans that are not Assumed Benefit Plans, (i) there are no material pending or, to the knowledge of Seller, threatened actions, claims or lawsuits against or relating to any Listed Plan, the assets of any of the trusts under such arrangements or the sponsor or the administrator, or against any fiduciary of any Listed Plan with respect to the operation of such arrangements (other than routine benefits claims); (ii) each Listed Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, or may rely upon a favorable opinion letter, from the Internal Revenue Service as to such qualification and nothing has occurred since the date of such letter that could reasonably be expected to affect the qualified status of such Listed Plan; (iii) no such Assumed Benefit Plan is under material audit or investigation by any Governmental Entity or regulatory authority; (iv) all material payments required to be made by Seller or any of its Affiliates under any Listed Plan, any Contract, or by Law (including all contributions (including all employer contributions and employee salary reduction contributions), insurance premiums or intercompany charges) with respect to all prior periods have been timely made prior to the date hereof, in accordance with the provisions of each Listed Plan and applicable Law; (v) since December 31, 2015 to the date of this Agreement, there has been no amendment to or change in employee participation or coverage under, and, since June 1, 2010, there has not been any announcement by Seller or any Affiliates that has not yet been implemented as of the date of this Agreement relating to, such Assumed Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year; (vi) no such Assumed Benefit Plan that provides medical, dental, life insurance or disability benefits is a self-insured arrangement and no event has occurred, to the knowledge of Seller, and no condition exists that could reasonably be expected to result in a material increase in the premium costs of Assumed Benefit Plan that are fully-insured; (vii) to the knowledge of Seller, there are no facts or circumstances that would be reasonably likely to subject the Transferred Companies to any assessable payment under Section 4980H of the Code with respect to any period prior to the Closing Date and (viii) the Transferred Companies may amend or terminate each Assumed Benefit Plan (other than an Assumed Benefit Plan entered into with an individual Employee of the Business) at any time without incurring any liability thereunder to any current or former Employee of the Business other than in respect of claims incurred or benefits accrued prior to such amendment or termination.

(e) No Listed Plan in which U.S. Employees of the Business participate is a “multiemployer plan” (within the meaning of Section 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), a “multiple employer plan” (as defined in Section 413 of the Code), a plan sponsored by a human resources or benefits outsourcing entity, professional employer organization or similar vendor or provider, a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 and 4069 of ERISA or Section 413(c) of the Code, or a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. No event has occurred and no condition exists that would subject a Transferred Company by reason of its affiliation with any current or former ERISA Affiliates to any material Liability under Title IV of ERISA, Section 302 of ERISA or Section 412(n) or 4971 of the Code. None of the Assumed Benefit Plans in which U.S. Employees of the Business participate provides retiree health or life insurance benefits except as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or at the expense of the participant or the participant’s beneficiary. No Assumed Benefit Plan in which U.S. Employees of the Business participate is a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code.

(f) None of Seller, any of its Affiliates, any corporation, trade, business, or entity that would be deemed a “single employer” with the Transferred Companies within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA (each, an “ERISA Affiliate”), or any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any liability, directly or indirectly, with respect to any plan subject to Section 412, 430 or 4971 of the Code, Section 302 or Title IV of ERISA.

(g) None of the execution and delivery of this Agreement or the consummation of the Transactions (alone or in conjunction with any other event) will (i) entitle any Employee of the Business to any material compensation or benefit, (ii) accelerate the time of payment, vesting or funding of any material compensation or benefit or trigger any other material obligation under any Assumed Benefit Plan; (iii) result in the breach or violation of or default under, or limit Buyer’s right to amend, merge, modify or terminate, any Assumed Benefit Plan; or (iv) result in any payment (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1) that could reasonably be construed, individually or in combination with any other such payment, to constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code). No person is entitled to receive any additional payment (including any tax gross-up or other payment) from Buyer or any of Transferred Companies as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h) Except as would not result in material liability to the Transferred Companies, their Subsidiaries or Buyer, each Listed Plan subject to the Laws of any jurisdiction outside of the United States (the “Non-U.S. Plans”): (i) that is intended to qualify for special tax treatment, has met all requirements for such tax treatment; (ii) if intended to be funded and/or book-reserved, is fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions and does not have unfunded liabilities or liabilities that could reasonably be imposed upon the assets of the Transferred Companies or Buyer by reason of such Non-U.S. Plan; and (iii) is in compliance with all its terms and all applicable Laws, and (iv) if intended or required to be qualified, approved or registered with a Governmental Entity, is and has been so qualified, approved or registered and nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

(i) Any pension schemes to which the UK Transferred Company is obliged to provide or contribute to in respect of its employees are money purchase schemes as defined in section 181 of the Pension Schemes Act 1993 and the UK Transferred Company does not participate in and has never participated in any occupational pension scheme providing any benefits which are not money purchase benefits within that meaning.

(j) The UK Transferred Company and any Subsidiary have complied with their automatic enrollment obligations under the UK Pensions Act 2008 and, since June 10, 2010, neither the UK Transferred Company nor any Subsidiary has participated in a defined benefit occupational pension scheme.

SECTION 3.17. Environmental Matters. Except as would not have a Material Adverse Effect, (i) the Transferred Companies and their Subsidiaries are in compliance in all respects with Environmental Laws; (ii) none of Seller or any of its Affiliates has received any written communication from any Person alleging that a Transferred Company or its Subsidiary is in violation of or has any liability arising under any Environmental Law; (iii) the Transferred Companies and their Subsidiaries have obtained all approvals and permits required under Environmental Laws to conduct the Business as conducted as of the date of this Agreement (“Environmental Permits”); (iv) the Transferred Companies and their Subsidiaries are in compliance with all terms and conditions of such Environmental Permits; and (v) none of the Transferred Companies or their Subsidiaries is subject to any pending or, to the knowledge of Seller threatened, Environmental Claim against itself or any Person whose liability the Transferred Companies and their Subsidiaries have retained or assumed either contractually or by operation of Law.

SECTION 3.18. Absence of Certain Developments. (a) Since December 31, 2015 to the date of this Agreement, there has not been a Material Adverse Effect; and

(b) Since December 31, 2015 to the date of this Agreement, (i) the Business and the operations of the Transferred Companies and their Subsidiaries has been conducted in the ordinary course; and (ii) there has not been any action taken by the Transferred Companies that, if taken during the period from the date of this Agreement through the Closing Date without Buyer’s consent, would constitute a breach of Section 6.01.

SECTION 3.19. Brokerage Fees. Except for fees payable to SunTrust Robinson Humphrey, Inc. (which fees are payable by Seller), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Seller or any of its Affiliates (including the Transferred Companies and their Subsidiaries).

SECTION 3.20. Taxes.

(a) All income and other material Tax Returns that are required to be filed by or on behalf of the Transferred Companies and their Subsidiaries have been filed (taking into account any applicable extensions). All such Tax Returns were correct and complete in all material respects.

(b) All income and other material Taxes of the Transferred Companies and their Subsidiaries have been paid, except for Taxes being contested in good faith through appropriate proceedings or Taxes for which adequate reserves have been established in the accounting books and records.

(c) No audit or examination of or with respect to any income or other material Tax Return or income or other material Taxes of the Transferred Companies or any of their Subsidiaries is currently in progress or has been threatened in writing.

(d) There are no Liens for a material amount of Taxes upon any assets of the Business, except for Permitted Liens.

(e) None of the Transferred Companies or any of their Subsidiaries has participated in any “listed transaction”, as defined in U.S. Treasury Regulation Section 1.6011-4(b)(2).

(f) No claim has been made by any Taxing Authority in a jurisdiction where a Transferred Company has not filed a Tax Return that is or may be subject to Tax by such jurisdiction, nor to Seller’s knowledge is any such assertion threatened.

(g) There has been no waiver or extension of any applicable statute of limitations for the assessment or collection of any material Taxes of any of the Transferred Companies.

(h) The Transferred Companies have withheld and paid all material Taxes required to be withheld in connection with any amounts paid or owing to any employee, creditor, independent contractor or other third party.

(i) None of the Transferred Companies has any liability for any material amounts of Taxes as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group.

(j) None of the Transferred Companies has any liability for a material amount of Taxes of any person as a transferee or successor, by contract or otherwise.

(k) The U.S. Transferred Company is treated as a disregarded entity for U.S. federal income tax purposes and has been so treated since its formation.

(l) The UK Transferred Company is treated as a corporation for U.S. federal income tax purposes and has been so treated since its formation.

(m) None of the Transferred Companies is a party to or bound by any tax indemnity, tax sharing, tax allocation or similar agreement.

(n) For the avoidance of doubt, references in this Section 3.20 (other than Section 3.20(i)) to Taxes of the Transferred Companies and their Subsidiaries and Tax Returns filed by or on behalf of the Transferred Companies and their Subsidiaries shall not include Taxes or Tax Returns of U.S. Seller or any U.S. consolidated, combined, unitary or similar group of which U.S. Seller is a member, unless the U.S. Transferred Company is also a member (and not by virtue of being considered a branch or division of U.S. Seller).

SECTION 3.21. Unlawful Payments. (a) Since January 1, 2014, no Transferred Company or any of its Subsidiaries nor, to the knowledge of Seller, any director, officer, employee, stockholder, agent or representative of any such Person, has directly or indirectly made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person in respect of the Business, private or public, regardless of what form, in violation of the United States Foreign Corrupt Practices Act or the U.K. Bribery Act 2010.

SECTION 3.22. Books and Records. Since the date that each Transferred Company or the Subsidiary of a Transferred Company was acquired by Seller, the minute books and stock records books (or similar organizational documents) of such Transferred Company or its Subsidiary, as applicable, (i) have been maintained in accordance with sound business practices, (ii) contain accurate and complete records of all meetings, and actions taken by written consent of, the stockholders, members, the board of directors (or comparable governing body) and any committees of the board of directors (or comparable governing body) of such Transferred Company and its Subsidiary, as applicable, and (iii) no meeting, or action taken by written consent, of any such stockholders, members, board of directors (or comparable governing body) or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of such books and records will be in possession of the Transferred Companies and their Subsidiaries.

SECTION 3.23. Insurance. Prior to the date hereof, Seller has made available to Buyer a list of, and true and complete copies of, all insurance policies and fidelity bonds relating to the assets, business operations, employees, officers or directors of the Transferred Companies and their Subsidiaries, in each case, that are in effect as of the date hereof. The Transferred Companies and their Subsidiaries are insured against such risks and in such amounts as required by applicable Law or as Seller has reasonably determined to be commercially reasonable in light of the business of the Transferred Companies and their Subsidiaries. No written notice of cancellation or nonrenewal with respect to, or material increase in any premium of, any such insurance policy has been received by Seller or any Transferred Company.

SECTION 3.24. Intercompany Balances. Schedule 3.24 sets forth as of the date hereof all intercompany accounts between Seller and any of its Affiliates (other than the Transferred Companies and their Subsidiaries), on the one hand, and any Transferred Company or any Subsidiary of a Transferred Company, on the other hand.

ARTICLE IV

Representations and Warranties of Buyer

Buyer represents and warrants to Seller as follows:

SECTION 4.01. Buyer’s Organization; Power; Execution. (a) Buyer is a legal entity duly organized, validly existing and in good standing (where such concept is recognized in the relevant jurisdiction) under the Laws of its jurisdiction of incorporation or formation. Buyer has full power and authority to execute and deliver this Agreement and to carry out, or cause to be carried out, the transactions contemplated hereby. Buyer has, or will have at the Closing, full power and authority to execute and deliver each Transaction Document (other than this Agreement) to which it is or will be a party and to carry out, or cause to be carried out, the transactions contemplated by each of the Transaction Documents (other than this Agreement) to which it is or will be a party, including the Financing. This Agreement has been duly authorized by all necessary action on the part of Buyer and has been duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of this Agreement by Seller, constitutes a valid and legally binding obligation of Buyer in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies. Each of the Transaction Documents (other than this Agreement) and the Financing has been duly authorized by all necessary action on the part of Buyer and has been, or will be at the Closing, duly executed and delivered by Buyer and, assuming the due authorization, execution and delivery of such Transaction Document by Seller, constitutes or will constitute a valid and legally binding obligation of Buyer in accordance with its terms, except as such enforceability may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting or relating to creditors’ rights generally and (b) the availability of injunctive relief and other equitable remedies.

(b) Buyer is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not, individually or in the aggregate, have a material adverse effect on the ability of Buyer to perform its obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

SECTION 4.02. Consents and Approvals; Absence of Violation or Conflicts. Neither the execution and delivery of this Agreement or any of the other Transaction Documents by Buyer, nor the consummation by Buyer of the Transactions nor compliance by Buyer with any of the provisions hereof or thereof, including the Financing shall: (i) conflict with or result in any breach of any provisions of (a) the certificate of incorporation, by-laws or similar organizational documents or (b) any material Contract, in each case, of Buyer; (ii) require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (a) in connection with the Anti-Trust Filings and (b) any consent, approval, authorization or permit required to be obtained by Seller or filing or notification required to be made by Seller in order to transfer title to the Transferred Equity Interests or otherwise operate the Business, which consent, approval, authorization or permit is customary in transactions of the type contemplated hereby; (iii) assuming compliance with clause (ii) of this Section 4.02, violate in any material respect any material Law applicable to Buyer; or (iv) result in a material violation of or default (or an event that, with or without notice or lapse of time or both, would become a default) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, any material Contract to which Buyer is a party or by which any of its properties is bound.

SECTION 4.03. Litigation. There are no legal, administrative, arbitration or other proceedings or governmental investigations pending or, to the knowledge of Buyer, threatened in writing concerning Buyer or any of its Affiliates, nor is there any Judgment outstanding against Buyer or any of its Affiliates or to which any of their respective properties is subject, in each case, seeks to prevent or materially delay the consummation of, or materially impair Buyer’s ability to consummate, the transactions contemplated by, or the performance by Buyer of its obligations under, this Agreement.

SECTION 4.04. Financing. Buyer has delivered to Seller true and complete copies of the executed commitment letter dated as of the date hereof (such commitment letter, including all exhibits, schedules, annexes and amendments thereto, as may be modified pursuant to Section 6.04, the “Debt Financing Commitments” or the “Financing Commitments”), among Parent, Goldman Sachs Specialty Lending Holdings, Inc., AXA Equitable Life Insurance Company, Special Value Continuation Partners, LP, TCPC Funding I, LLC, Tennenbaum Senior Loan SPV, LLC, Tennenbaum Senior Loan Fund II, LP, Tennenbaum Senior Loan Fund IV-A, LLC, Tennenbaum Senior Loan Fund IV-B, LP, Crestline Specialty Lending, L.P., Providence Debt Fund III SPV LP, Providence Debt Fund III LP, PECM Strategic Funding LP, Benefit Street Partners Capital Opportunity Fund LP, Benefit Street Partners SMA LM LP, Benefit Street Partners SMA-C SPV LP, Benefit Street Partners Senior Secured Debt Master Fund (Non-US) LP, Addington Square Private Credit Fund, L.P., AB Private Credit Investors Middle Market Direct Lending Fund, L.P. (collectively, the “Commitment Parties”), pursuant to which each of the Commitment Parties has agreed, subject to the terms and conditions thereof, to lend a portion of the amounts set forth therein (the “Debt Financing” or the “Financing”) for the purpose of funding the Transactions and related fees and expenses. As of the date of this Agreement, each of the Financing Commitments, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Parent and, to the knowledge of Buyer, the other parties thereto. As of the date of this Agreement, the Financing Commitments have not been amended, supplemented or otherwise modified in any respect, no amendment, supplement or modification is contemplated (except, in each case, with the prior written consent of Seller or as permitted by Section 6.04), and the financing commitments thereunder have not been withdrawn, terminated or rescinded in any respect. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or any other parties thereto under any term or condition of the Financing Commitments, and Buyer has no reason to believe that any term or condition of closing set forth in the Financing Commitments will not be satisfied on a timely basis, or that any portion of the Financing to be made thereunder will otherwise not be available to Parent on a timely basis to consummate the Transactions at the time required pursuant to this Agreement. Parent has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid thereunder on or prior to the date of this Agreement and Buyer shall cause Parent in the future to pay any such fees as they become due. The Financing, when funded in accordance with the Financing Commitments and contributed by Parent to Buyer, together with cash on hand or other sources of immediately available funds, will provide Buyer with funds sufficient to satisfy all of Buyer’s obligations under this Agreement, including the obligations under Article II, pay any other amounts required to be paid by Buyer in connection with the consummation of the Transactions and pay all related fees and expenses of Buyer. The obligations to make the Financing available to Parent pursuant to the terms of the Financing Commitments are not subject to any conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) to which Buyer or any of its Affiliates is a party related to the Financing other than as expressly contained in the Financing Commitments and delivered to Seller prior to the date hereof. For the avoidance of doubt, it is not a condition to Closing under this Agreement for Parent or Buyer to obtain the Financing or any alternative financing.

SECTION 4.05. Solvency. Assuming (i) satisfaction of the conditions to Buyer’s obligation to consummate the Transactions, and after giving effect to the Transactions and the payment of the Purchase Price, any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments and (ii) the accuracy of the representations and warranties of Seller set forth in Article III hereof in all material respects, Buyer will be Solvent immediately after the completion of the Closing. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination (A) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (1) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (C) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” mean that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

SECTION 4.06. Brokerage Fees. Except for fees payable to RBC Capital Markets, LLC (which fees are payable by Parent), there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the Transactions based on any arrangement or agreement made by or on behalf of Buyer or any Affiliate thereof.

SECTION 4.07. Securities Act. The Transferred Equity Interests are being acquired for investment only and not with a view to any public distribution thereof, and neither Buyer nor any Affiliate of Buyer shall offer to sell or otherwise dispose of the Transferred Equity Interests so acquired by it in violation of any of the registration requirements of the United States Securities Act of 1933, as amended.

ARTICLE V

Conditions to Closing

SECTION 5.01. Conditions Precedent to Buyer’s Obligations on the Closing Date. All of the obligations of Buyer hereunder are subject to fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Buyer in writing):

(a) (i) Each of the representations and warranties of Seller contained in Sections 3.01 (other than Section 3.01(a)(iii)), 3.02, 3.03, 3.18(a) and 3.19 shall be true and correct in all material respects on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified); and (ii) each of the other representations and warranties contained herein (other than those set forth in clause (i) above) (in each case, disregarding all materiality and Material Adverse Effect qualifications contained therein) shall be true and correct on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), with only such exceptions, solely in the case of this clause (ii), as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Seller shall have performed in all material respects all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by Seller at or before the Closing (other than any obligation of Seller and its Affiliates set forth in Section 6.04(e)).

(c) Seller shall have delivered to Buyer a certificate dated the Closing Date and executed by an authorized officer of Seller to the effect that each of the conditions specified above in Sections 5.01(a) and (b) is satisfied in all respects.

(d) No Law or other legal restraint or prohibition preventing the consummation by Buyer and Seller of the purchase and sale of the Transferred Equity Interests (each, a “Legal Impediment”) shall be in effect.

(e) The Rhetorik Transfer shall have been consummated.

(f) The waiting period required under the HSR Act with respect to the Transactions, including any extensions thereof, shall have expired.

(g) Since the date of this Agreement there shall not have been a Material Adverse Effect.

(h) The actions set forth in Section 2.09 (other than the action set forth in Section 2.09(i)) shall have been completed.

SECTION 5.02. Conditions Precedent to Seller’s Obligations on the Closing Date. All of the obligations of Seller hereunder are subject to the fulfillment, prior to or at the Closing, of the following conditions (compliance with which or the occurrence of which may be waived in whole or in part by Seller in writing):

(a) The representations and warranties of Buyer contained herein shall be true and correct on and as of the Closing Date (other than representations and warranties made as of a specified date, which shall be true and correct as of the date specified), except for breaches and inaccuracies that do not have a material adverse effect on the ability of Buyer and its Affiliates to perform their obligations under this Agreement or prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions.

(b) Buyer shall have performed in all material respects all covenants and agreements contained in this Agreement and the other Transaction Documents to be performed by Buyer at or before the Closing.

(c) Buyer shall have delivered to Seller a certificate dated the Closing Date and executed by an authorized officer of Buyer to the effect that each of the conditions specified above in Sections 5.02(a) and (b) is satisfied in all respects.

(d) The Specified Contract shall not have been amended, terminated or otherwise modified.

(e) No Legal Impediment shall be in effect.

(f) The waiting period required under the HSR Act with respect to the Transactions, including any extensions thereof, shall have expired.

(g) The actions set forth in Section 2.10 shall have been completed.

SECTION 5.03. Frustration of Closing Condition. Neither Seller nor Buyer may rely on the failure of any condition set forth in this Article V to be satisfied if such failure was caused by such party’s breach of, or failure to comply with, any provision of this Agreement.

ARTICLE VI

Certain Covenants

Seller covenants and agrees with Buyer and Buyer covenants and agrees with Seller that during the period from the date of this Agreement to the Closing Date:

SECTION 6.01. Conduct of Business. (a) Except as otherwise permitted or required by this Agreement, required by applicable Law or consented to by Buyer in writing (which consent shall not be unreasonably withheld or delayed), Seller agrees to (and to cause the Transferred Companies and their Subsidiaries to) use commercially reasonable efforts to run the Business in the ordinary course consistent with past practice, and, to the extent consistent with and not in violation of any other provision of this Section 6.01, use commercially reasonable efforts to (i) preserve intact its business organizations and relationships with third parties having material business dealings with it, (ii) maintain in effect all of its governmental permits and (iii) keep available the services of the present officers and employees of the Transferred Companies.

(a) Except as otherwise required or expressly contemplated by this Agreement, required by applicable Law or with the prior written consent of Buyer (which consent shall not be unreasonably withheld or delayed), Seller will not (and will not permit any Transferred Company or any Subsidiary of a Transferred Company to):

(i) amend the charter, bylaws or similar organizational or governing documents of any of the Transferred Companies or any of their Subsidiaries;

(ii) split, combine or reclassify any shares of capital stock, share capital or other equity interests of the Transferred Companies or any of their Subsidiaries, (ii) declare, set aside or pay any non-cash dividend or other non-cash distribution (whether in stock or property or any combination thereof) in respect of the capital stock, share capital or other equity interest of the Transferred Companies or any of their Subsidiaries, except as may be required to facilitate the settlement or elimination of intercompany accounts or any such dividend or distribution to a Transferred Company, or (B) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any securities of the Transferred Companies or any of their Subsidiaries, except as may be required to facilitate the settlement or elimination of intercompany accounts;

(iii) issue, deliver, pledge, encumber, dispose of, sell, transfer, assign, abandon, or make subject to a Lien (other than a Lien that will be discharged in full at or prior to Closing), or authorize the issuance, delivery or sale of, any capital stock, share capital or other equity interests in any of the Transferred Companies or any of their Subsidiaries;

(iv) adopt, extend, amend or terminate any Business Employee Benefit Plan with respect to any employee who is expected to be an Employee of the Business or otherwise increase the compensations or benefits of any such employee, except (A) as required by any Business Employee Benefit Plan or other binding agreement existing on the date of this Agreement, (B) as may be initiated by Seller or one or more of Seller’s Affiliates pursuant to any Business Employee Benefit Plan (other than any Assumed Benefit Plan) with respect to a substantial number of similarly situated employees of Seller or its Affiliates (other than the Employees of the Business) and (C) arrangements that will not result in any liability under this Agreement or otherwise to Buyer or its Affiliates (including any retention or similar arrangements that will be paid solely by Seller and its Affiliates);

(v) terminate, promote or change the title of any employee who is expected to be an Employee of the Business (retroactively or otherwise), or hire or make an offer to hire any new employee who may become an Employee of the Business;

(vi) enter (or commit to enter) into, amend, terminate or extend any Collective Bargaining Agreement or agreement with a works council or other union (or enter into negotiations to do any of the foregoing) with respect to any employee who is expected to be an Employee of the Business;

(vii) make any change in any of the present financial accounting methods and practices of the Transferred Companies and their Subsidiaries other than as may be required to conform to GAAP or as may be required by applicable Law;

(viii) mortgage, pledge, encumber, sell, lease, sublease, transfer, license, assign, abandon, dispose of or grant, create, attach or otherwise make subject to a Lien (other than any Permitted Liens) any material assets of the Transferred Companies and their Subsidiaries, other than sales of products, goods or services in the ordinary course of business, or dispositions of obsolete, worn-out or other assets that are no longer used or useful in the operation or conduct of the Business or other imperfections of title or encumbrances that, individually or in the aggregate, are not material and do not materially impair, and are not reasonably likely to materially impair, the value or continued use and operation of such assets in the conduct of the Business as conducted as of the date of this Agreement;

(ix) cause or permit the Transferred Companies and their Subsidiaries to make any advances or capital contributions to, or investments in, any other Person, other than any transaction made (A) for the advancement of travel and other out-of-pocket expenses to directors, officers and employees in the ordinary course of business or (B) solely between the Transferred Companies or any of their Subsidiaries;

(x) cause or permit the Transferred Companies and their Subsidiaries to commit to incur any capital expenditures or any obligations or liabilities in respect thereof payable following the Closing in an amount exceeding $100,000 individually or $500,000 in the aggregate;

(xi) cause or permit the Transferred Companies and their Subsidiaries to enter into a new line of business;

(xii) enter into, terminate, renew, extend the term of or amend or modify in any material respect, any Material Contract (excluding any Material Contract which is also a Business Employee Benefit Plan, which is covered in Section 6.01(a)(iv)) or waive or release any material rights, claims or benefits, breach or default thereunder, except in each case, but subject to Section 6.01(b)(xx), other than in the ordinary course of business.

(xiii) cause or permit the Transferred Companies and their Subsidiaries to accelerate in any material respect the collection of accounts receivable, delay the purchase of supplies, delay normal capital expenditures, repairs or maintenance, or delay payment of accounts payable or accrued expenses;

(xiv) enter into a Material Contract of the type described in Section 3.09(a)(v);

(xv) cause or permit (A) the merger or consolidation of the Transferred Companies and their Subsidiaries with or into any Person or (B) the Transferred Companies and their Subsidiaries, in a single transaction or a series of related transactions, to acquire any business or Person, by merger or consolidation, purchase of substantial assets, properties, rights or equity interests, or by any other manner;

(xvi) waive any material claims or rights of material value held by the Transferred Companies or any of their Subsidiaries;

(xvii) settle, or offer or propose to settle, (A) any litigation, investigation, arbitration, proceeding or other claim involving or against the Transferred Companies or any of their Subsidiaries, or (B) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby, except in each case, (x) where the amount of such settlement does not exceed the amount of reserves reflected on the 2016 Balance Sheet and (y) as long as such settlement or compromise does not impose any equitable relief on any of the Transferred Companies or any of their Subsidiaries;

(xviii) transfer, assign or grant any exclusive license or sublicense of any material Owned Intellectual Property;

(xix) create, incur, assume or guarantee any indebtedness for borrowed money owed by the Transferred Companies and their Subsidiaries;

(xx) enter into, renew, extend, materially amend or modify, terminate, rescind, request or grant any material waiver, or breach or default under, any Contract with a Material Customer or a Material Supplier;

(xxi) make or change any material Tax election, change an annual tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return reflecting a material amount of Taxes, enter into any closing agreement, settle any material Tax claim or assessment, surrender any right to claim a refund of material Taxes, consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, in each case, relating to the Transferred Companies; and

(xxii) agree, whether in writing or otherwise, to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Buyer, directly or indirectly, the right to control or direct the operations of the Business or the Transferred Companies and their Subsidiaries prior to the Closing. Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its businesses and operations, including the Business.

SECTION 6.02. Publicity. No party to this Agreement shall originate any publicity, news release or other similar public announcement, written or oral, whether relating to this Agreement or any of the other Transaction Documents or the existence of any arrangement between the parties, without the prior written consent of the other party whether or not named in such publicity, news release or other similar public announcement, except either party may originate any such publicity, news release or other similar public announcement as may be required by applicable Law or any listing or trading agreement concerning its publicly traded securities; provided that in such event, the party issuing same shall still be required, to the extent reasonably practicable, to consult with the other party, whether or not named in such publicity, news release or other similar public announcement, a reasonable time prior to its release to allow the other party to comment thereon (which such comments shall be considered in good faith by the party issuing the same) and, after its release, shall provide the other party with a copy thereof.

SECTION 6.03. Reasonable Best Efforts; Regulatory Approvals; Access. Subject to any obligation imposed by Law, including all anti-trust and competition Laws:

(a) Subject to the terms and conditions set forth in this Agreement, each of Seller and Buyer shall use its reasonable best efforts to (i) make the Anti-Trust Filings and any other filings required by applicable Law, (ii) obtain and maintain consents, approvals (including pursuant to any anti-trust or competition Law), authorizations, qualifications and orders of Governmental Entities and other third parties that are reasonably necessary, proper, advisable or desirable to consummate the Transactions and (iii) take, or cause to be taken, all other actions, and to do, or cause to be done, all things, in each case as is reasonably necessary, proper, advisable or desirable under applicable Law to consummate the Transactions as soon as reasonably practical following the date of this Agreement; provided that, except as provided in this Section 6.03, neither Seller nor Buyer shall have any obligation to pay money or make any concessions in connection with the foregoing and shall be under no obligation to commence, defend or participate in any litigation in connection therewith or to offer or grant any accommodation (financial or otherwise) to any third party in connection therewith. In addition to the foregoing, (x) Buyer agrees to provide such evidence as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought hereunder and (y) Buyer and Seller will cooperate with respect to the matters set forth on Schedule 6.03(a). Subject to appropriate confidentiality protections, each of the parties hereto will cooperate with and furnish to the other party such necessary information and assistance as such other party may reasonably request in connection with the foregoing.

(b) Without limiting the generality of the foregoing, as soon as reasonably practicable after the date hereof, Seller and Buyer shall file the Anti-Trust Filings and any other filings required under any applicable Laws and shall provide to any Governmental Entity whose consent, authorization, order or approval is required in connection with the Transactions any additional information required under any applicable Laws or otherwise properly requested. The parties shall, subject to Section 6.03(d), use their reasonable best efforts to obtain early termination of any applicable waiting period, to the extent required, from the applicable Governmental Entities. Seller and Buyer shall not extend, directly or indirectly, any such waiting period or enter into any agreement with a Governmental Entity to delay or not to consummate the Transactions on the Closing Date, except with the prior written consent of the other party to this Agreement (which consent shall not be unreasonably withheld, conditioned or delayed). The parties also shall use their reasonable best efforts to cooperate by providing information reasonably requested by the other party in order to fulfill the foregoing obligations. From and after the date hereof and until all governmental approvals required in connection with the Transactions have been obtained, Buyer shall not, and shall cause each of its Affiliates not to, operate its business in such manner or take any action, that would reasonably be expected to materially increase the risk of not obtaining any such governmental approval or clearance or the expiration or termination of any applicable waiting period. All filing fees payable in connection with the Anti-Trust Filings shall be borne by Buyer.

(c) Subject to applicable Law relating to the exchange of information, Buyer and Seller and their respective counsel shall (i) have the right to review in advance, and to the extent practicable each shall consult the other on, any filing made with, or written materials to be submitted to, any Governmental Entity in connection with the Transactions, (ii) promptly inform each other of any communication (or other correspondence or memoranda) received from, or given to, any Governmental Entity in connection with the Transactions, (iii) consult with the other party, and consider in good faith the views of the other party, prior to entering into any agreement with any Governmental Entity with respect to the Transactions and (iv) furnish each other with copies of all correspondence, filings and written communications between them or their Affiliates, on the one hand, and any Governmental Entity or its respective staff, on the other hand, with respect to the Transactions. Buyer and Seller shall, to the extent practicable, provide each other and their respective counsel with advance notice of and the opportunity to participate in any in-person discussion or meeting with any Governmental Entity in respect of any filing, investigation or other inquiry in connection with the Transactions and to participate in the preparation for such discussion or meeting. Buyer also agrees to keep Seller fully informed about any anti-trust issues raised by any Governmental Entity.

(d) If any objections are asserted by any Governmental Entity with respect to the Transactions under any applicable anti-trust or competition Law or which would otherwise prevent, materially impede or materially delay the consummation of the Transactions, or if any action is instituted by any Governmental Entity or any private party challenging the Transactions as violative of any applicable anti-trust or competition Law, or an order is issued enjoining the Transactions, each of Seller and Buyer shall use its reasonable best efforts to resolve any such objections or suits so as to permit consummation of the Transactions by the Closing as soon as practicable; provided that the parties hereto understand and agree that reasonable best efforts of any party shall not be deemed to include: (i) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby, other than (A) ordinary course regulatory requests principally directed to supervisory concerns and (B) those that would not impose a significant burden on any party, (ii) litigating or initiating any claim against a Governmental Entity or (iii) divesting or otherwise holding separate, or otherwise selling, operating in a specific manner, discontinuing or limiting any of its or their respective Affiliates’ other businesses, assets or properties.

(e) Seller shall give Buyer and its accountants, legal counsel and other representatives reasonable access upon reasonable advance notice, for the sole purpose of allowing Buyer to successfully transition the Business, during normal business hours and without undue interruption of Seller’s or any of its Affiliates’ normal operation of their respective businesses, including the Business, throughout the period prior to the Closing, to all of the properties, books and records relating to the Business, and will furnish, at Buyer’s expense, Buyer, its accountants, legal counsel and other representatives during such period all such information concerning the affairs of the Business as Buyer may reasonably request; provided that this Section 6.03(e) shall not require Seller to provide Buyer or any of its Affiliates or any of their respective representatives with access to any document, communication or information (i) related to the Transactions, the sale process with respect to the Business or the possible sale of the Business, (ii) that Seller believes in good faith to be covered by any attorney-client work product or similar privilege or the subject of a confidentiality agreement, (iii) the disclosure of which is prohibited by applicable Law, and (iv) related to income Taxes; provided further that this Section 6.03(e) shall not entitle Buyer or its accountants, legal counsel or other representatives to contact any third party doing business with Seller or access the properties, books or records of any third party, in each case without Seller’s prior written consent. All information received by Buyer or any of its representatives and given by or on behalf of Seller in connection with this Agreement and the Transactions will be held by Buyer and its Affiliates and representatives as confidential information pursuant to the terms of the Confidentiality Agreement. From and after the date hereof and to the Closing, without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed, neither Buyer nor any of its Affiliates shall contact any suppliers or vendors to, or customers of, the Business in connection with or pertaining to any subject matter of this Agreement. Seller agrees, upon the request of Buyer, to provide written notice to counterparties under Contracts that require such notice to be given in connection with the consummation of the Transactions.

SECTION 6.04. Financing. (a) Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to take, or cause to be taken, all appropriate action, do, or cause to be done, all things necessary, proper or advisable under applicable Laws, and to execute and deliver, or cause to be executed and delivered, such instruments and documents as may be required, to obtain the Financing as promptly as reasonably practicable on the terms and subject only to the conditions contained in the Financing Commitments, including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect to the Financing on the terms and subject only to the conditions contained in the Financing Commitments or on other terms acceptable to Buyer so long as such definitive agreements (A) do not contain any additional or modified conditions or other contingencies to the funding of the Financing than those contained in the Financing Commitments as of the date of this Agreement (other than additional or modified conditions or contingencies that would not be prohibited in accordance with paragraph (c) of this Section 6.04), (B) are in a form that is otherwise not reasonably likely to prevent, impede or delay the availability of the Financing or the Closing and (C) do not reduce the aggregate amount of the Debt Financing set forth in the Financing Commitments as of the date of this Agreement, unless in case of this clause (C), replaced with an amount of new financing on conditions no less favorable to Seller than the terms set forth in the Financing Commitments as of the date hereof, (ii) satisfy, and cause its Affiliates to satisfy, on a timely basis all conditions applicable to Buyer or its Affiliates contained in the Financing Commitments and (iii) consummate the Financing contemplated by the Financing Commitments at the Closing, including by taking enforcement action to cause the financial institutions providing the Debt Financing to fund the Debt Financing. Buyer shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that is reasonably likely to result in the failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Financing.

(a) For the avoidance of doubt and notwithstanding anything to the contrary in this Section 6.04, Buyer acknowledges and agrees that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Financing, the availability of any replacement commitments or receipt of the proceeds therefrom and, accordingly, the parties hereto agree that a failure of Buyer to close the Transactions resulting from a failure or inability to consummate the Financing constitutes a breach of this Agreement.

(b) Buyer shall not agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, any Financing Commitments or the definitive agreements relating to the Financing without Seller’s prior written consent, which consent shall not be unreasonably withheld; provided that Buyer or Parent may amend, supplement or modify the Financing Commitments or the definitive agreements relating to the Financing without Seller’s prior written consent if such amendment, supplement or modification does not (i) reduce the aggregate amount of the Financing set forth in the Financing Commitments as of the date of this Agreement (unless, in case of this clause (i), replaced with an amount of new equity financing on conditions no less favorable to Seller than the terms set forth in the Financing Commitments as of the date hereof), (ii) contain any additional or modified conditions or other contingencies to the funding of the Financing than those contained in the Financing Commitments as of the date of this Agreement or (iii) modify in a manner adverse to Buyer or Parent the conditions to the funding, enforceability, availability or termination of the Financing or otherwise make the impairment or delay of the funding of the Financing or the Closing reasonably likely.

(c) If any portion of the Financing becomes unavailable on the terms and conditions contained in the Financing Commitments, Buyer shall promptly notify Seller, and Buyer shall, and shall cause its Affiliates to, use reasonable best efforts to obtain, as promptly as reasonably practicable following the occurrence of such event, replacement commitments on terms that will enable Buyer to consummate the Transactions and that are not less favorable in the aggregate to Seller than those contained in the Financing Commitments; provided that such replacement commitments shall not (i) contain any additional or modified conditions or other contingencies to the funding of the Financing than those contained in the Financing Commitments as of the date of this Agreement or (ii) otherwise be reasonably likely to prevent, impede or delay the availability of the Financing or the Closing . Buyer shall deliver to Seller complete and correct copies of all amendments, supplements, other modifications or agreements (including Redacted Fee Letters) pursuant to which any amended, supplemented, modified or replacement commitments shall provide Buyer with any portion of the Financing. Upon any amendment, supplement, modification or replacement of the Financing Commitments in accordance with this Section 6.04, the terms “Financing”, “Financing Commitment” and “Redacted Fee Letter” shall be in reference to such amended, supplemented, modified or replaced commitment.

(d) Seller shall, and shall use its reasonable best efforts to cause its accountants, legal counsel and other advisors to provide commercially reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by Buyer that is customary in connection with the arrangement of bank debt financing that is substantially similar to the Debt Financing contemplated by the Debt Financing Commitments as of the date of this Agreement (at Buyer’s sole expense (but solely to the extent of the reasonable and documented out-of-pocket costs and expenses (including attorney’s fees) so incurred by Seller or its Affiliates), including (i) participation in a reasonable number of meetings, due diligence sessions, presentations, and sessions with rating agencies, including direct contact between senior management and representatives (including accounting) of the Transferred Companies, on the one hand, and Buyer and its lenders and potential lenders, on the other hand, (ii) assisting with the preparation of materials for rating agency presentations, bank information memoranda, syndication documents (including lender presentations), including business projections reasonably requested by Buyer, in each case, required in connection with the Debt Financing, and furnishing all documentation and other information reasonably required by any financing sources for compliance with applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, at least three (3) business days prior to Closing (to the extent requested a reasonable time in advance thereof), (iii) permitting Buyer’s lenders to conduct a reasonable due diligence review of the Transferred Companies, (iv) furnishing Buyer and its lenders with financial and other pertinent information regarding the Transferred Companies that is customary for inclusion in or preparation of the confidential information memorandum contemplated by the Debt Financing Commitments, as may be reasonably requested by Buyer, (v) executing customary authorization and management representation letters to the extent required in connection with the Debt Financing, (vi) assisting in obtaining corporate, credit and facility ratings from rating agencies, (vii) causing the Transferred Companies to assist in the preparation of, and to execute and deliver, definitive financing documents, including guarantee, pledge, security and collateral documents and customary closing certificates as may be required by the Financing and otherwise reasonably facilitating the pledging of collateral; provided that the Transferred Companies shall not be required to execute any such document or instrument contemplated by this Section 6.04(e) that would become effective prior to the Closing Date, (viii) using commercially reasonable efforts to obtain such consents, approvals, authorizations and instruments which may reasonably be requested by Buyer to permit the consummation of the Financing and collateral arrangements, including to obtain payoff letters, releases, terminations, waivers, consents, estoppels and approvals as may be reasonably required in connection therewith, and (ix) taking all corporate actions of the Transferred Companies reasonably necessary to authorize the consummation of the Financing and to permit the proceeds thereof to be made available at the Closing; provided that (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of Seller and its Affiliates, (B) Seller shall not be required to provide any audited or unaudited “carve-out” financial statements of the Business other than the Financial Statements, (C) Seller shall not be required to provide any updates to the Financial Statements, (D) such cooperation shall not cause any representation, warranty, covenant or other term in this Agreement to be breached or cause any closing condition set forth in Article V to fail to be satisfied and (E) such requested cooperation shall not require Seller or its Affiliates to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Closing, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent upon the Closing. Buyer shall, promptly upon request by Seller, reimburse Seller for all out-of-pocket costs incurred by Seller or any of its Affiliates (including attorney’s fees) in connection with such cooperation. Buyer and its Affiliates shall, on a joint and several basis, indemnify and hold harmless Seller and its Affiliates from and against any damages suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith. Seller hereby consents to the use of the logos of the Business, the Transferred Companies and their Subsidiaries in connection with the Financing; provided that such logos are used solely in a manner that is not intended to, or reasonably likely to, harm or disparage Seller or such Affiliates or the reputation or goodwill of Seller or such Affiliates.

(e) Buyer shall keep Seller informed on a timely basis of the status of the Financing and any material developments relating to the Financing. Without limiting the generality of the foregoing, Buyer shall give Seller prompt notice of (i) any default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach) by any party under the Financing Commitments or the definitive agreements relating to the Financing of which Buyer becomes aware, (ii) any termination of the Financing Commitments, (iii) the receipt of any written notice or other written communication from any Person party to a Financing Commitment with respect to any (x) actual or potential default, breach, termination or repudiation of any material provision of any Financing Commitment, any definitive agreement relating to the Financing or any provision of the Financing Commitments or the definitive agreements relating to the Financing, in each case by any party thereto, or (y) material dispute or disagreement between or among any parties to any Financing Commitment or the definitive agreements relating to the Financing, with respect to the obligation to fund the Financing, including any condition with respect to the obligation to fund the Financing, or the amount of Financing to be funded on the Closing Date, (iv) if for any reason Buyer believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Financing Commitments or the definitive agreements relating to the Financing and (v) any amendment, supplement or modifications of, or waiver of any rights under, any Financing Commitment or the definitive agreements with respect to the Financing. As soon as reasonably practicable, and in any event, within two business days after the date Seller delivers to Buyer a written request, Buyer shall provide any information reasonably requested by Seller relating to any circumstance referred to in clause (i), (ii), (iii), (iv) or (v) of the immediately preceding sentence.

(f) Buyer acknowledges that the information being provided to it in connection with the Financing is subject to the terms of Section 6.02. With respect to information disclosed to any rating agency (the “Confidential Rating Agency Information”), Buyer shall (i) inform such rating agency of the confidential nature of the Confidential Rating Agency Information and mark any such information provided in writing to such rating agency as “confidential” and (ii) instruct such rating agency not to disclose the Confidential Rating Agency Information to any third party or to specifically exclude such information in such rating agency’s ratings report. Buyer shall be responsible for any breach of this covenant by any such rating agency.

SECTION 6.05. Intercompany Accounts and Contracts. (a) Prior to 11:59 p.m., New York City time, on the date immediately prior to the Closing Date, Seller shall cause all intercompany accounts between Seller and any of its Subsidiaries (other than the Transferred Companies and their Subsidiaries), on the one hand, and any Transferred Company or any Subsidiary of a Transferred Company, on the other hand, to be settled or otherwise eliminated. Intercompany accounts between and among the Transferred Companies and their Subsidiaries shall not be affected by this provision. Prior to the Closing, notwithstanding anything in this Agreement to the contrary (including Section 6.01), Seller and its Subsidiaries shall have the right to facilitate the settling or elimination of intercompany accounts as contemplated by this Section 6.05, in each case in such manner as Seller may determine in consultation with Buyer (including by means of declaring, setting aside or paying any dividend or distribution, purchasing or redeeming equity interests, creating or repaying intercompany debt, increasing or decreasing cash pool balances or otherwise).

(b) Effective as of the Closing, all Contracts, including all obligations to provide goods, services or other benefits, but excluding the Transaction Documents, between Seller and any of its Subsidiaries (other than the Transferred Companies and their Subsidiaries), on the one hand, and any Transferred Company or any Subsidiary of a Transferred Company, on the other hand, shall be terminated without any party to such Contracts having any continuing obligation to the other parties thereto.

SECTION 6.06. Transferred Contracts. (a) Prior to the Closing, Seller shall use its reasonable best efforts to assign, transfer, convey or otherwise deliver at the Closing the Transferred Contracts to Buyer or one of its Affiliates (including as of the Closing the Transferred Companies and their Subsidiaries), including, in the case of Commingled Contracts, by assigning the portion of such Commingled Contract relating to the operation and conduct of the Business or using reasonable best efforts to cause the applicable third party to enter into an amendment or a new agreement, in each case, such that Buyer and its Affiliates receive substantially all of the benefits and bear all of the costs, liabilities and burdens with respect to such Transferred Contracts. To the extent that the sale, assignment, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer or one of its Affiliates (including as of the Closing the Transferred Companies and their Subsidiaries) of any Transferred Contract is prohibited by any applicable Law or would require any governmental or third party authorizations, approvals, consents, amendments or waivers, the parties shall use reasonable best efforts to cooperate with each other to obtain promptly such authorizations, approvals, consents, amendments or waivers prior to the Closing; provided, however, that Seller shall not be required to pay any non-de minimis consideration or make any non-de minimis concession therefor; provided, further, that Seller shall not agree to any bundling of services or discount arrangements without the prior written consent of Buyer in connection therewith. If such authorization, approval, consent, amendment or waiver is obtained as of the Closing, Seller shall assign, transfer, convey or deliver any such Transferred Contract to Buyer or one of its Affiliates (including as of the Closing the Transferred Companies and their Subsidiaries), as applicable, at no additional cost at the Closing. If, at the Closing, such authorization, approval, consent, amendment or waiver shall not have been obtained, and provided Seller has complied with this Section 6.06(a), then under no circumstances shall Seller or its Affiliates be subject to any liability solely on account of the failure to obtain any such authorization, approval, consent, amendment or waiver. Buyer further agrees that, other than if and to the extent Seller has breached this Section 6.06(a), no representation, warranty or other covenant of Seller, other than if and to the extent Seller has breached this Section 6.06(a), contained in this Agreement shall be breached or deemed breached, and no condition to Buyer’s obligations to close the Transactions shall be deemed not satisfied as a result of (i) the failure to obtain any such authorization, approval, consent, amendment or waiver or as a result of any such default or termination of any Transferred Contract; or (ii) any lawsuit, action, claim, proceeding or investigation commenced or threatened by or on behalf of any Person arising out of or relating to the failure to obtain any authorization, approval, consent, amendment or waiver or any such default or termination.

(b) If, at the Closing, such authorization, approval, consent, amendment or waiver shall not have been obtained, Seller and, and upon the request of Seller, Buyer shall cooperate and use their reasonable best efforts until July 1, 2017 (the “TC Measurement Date”) to (i) obtain the consent of the applicable third party or parties to assign, transfer, convey or otherwise deliver the Transferred Contracts to Buyer or one of its Affiliates (including the Transferred Companies and their Subsidiaries), effective as of the Closing Date, including, in the case of Commingled Contracts, by assigning the portion of such Commingled Contract relating to the operation and conduct of the Business, or (ii) cause the applicable third party to enter into an amendment or a new agreement on terms not materially less favorable in the aggregate to those of such Transferred Contract (a “TC Replacement Agreement”), in each case, such that Buyer and its Affiliates receive substantially all of the benefits and bear all of the costs, liabilities and burdens with respect to such Transferred Contracts (or applicable portion thereof in the case of Commingled Contracts), effective as of the Closing Date; provided, however, that neither party shall be required to pay any non-de minimis consideration or make any non-de minimis concession therefor; provided, further, that Seller shall not agree to any bundling of services or discount arrangements without the prior written consent of Buyer in connection with a TC Replacement Contract.

(c) If a Transferred Contract is not assignable or transferrable in accordance with paragraph (a) above, and Seller and Buyer cannot obtain the consent of the applicable third party or parties or enter into a TC Replacement Agreement in accordance with paragraph (b) above, then from the Closing Date until the TC Measurement Date (i) any revenues actually received by Seller (the “TC Revenues”) attributable to a Transferred Contract, or, in the case of Commingled Contracts, the portion of such Commingled Contract relating to the operation and conduct of the Business for which an assignment, transfer or consent in accordance with paragraphs (a) or (b) has not yet been obtained, shall be paid to Buyer in cash within 30 days of the last day of the calendar quarter in which they were received by Buyer.

(d) In the event that Seller is unable to obtain such an assignment, consent or TC Replacement Agreement for a Transferred Contract, or, in the case of a Commingled Contract, the portion of such Commingled Contract relating to the operation and conduct of the Business, on or before the TC Measurement Date, Seller shall pay to Buyer within 20 days of the TC Measurement Date an amount in cash equal to the ratable revenues associated with each such contract payable by the applicable third party or parties to each such contract for the remainder of the term of such contract; provided, however, that any such payments shall be reduced by the TC Revenues attributable to each such contract previously paid to Buyer by Seller and shall be further reduced by any ratable revenues to be received by Buyer or one of its Affiliates pursuant to any amendment or new agreement with the applicable third party or parties covering substantially the same services as the Transferred Contract.

(e) For the avoidance of doubt, in no event shall TC Revenues or any other revenues that are paid to Buyer pursuant to the foregoing Sections 6.06(c) and 6.06(d) affect whether an Existing MFLMS Customer or Existing VA/LI Customer qualifies as a Qualified MFLMS Customer or a Qualified VA/LI Customer.

SECTION 6.07. Resignations. Unless otherwise requested by Buyer, at or prior to Closing, Seller shall deliver to Buyer the resignations of all officers and directors of the Transferred Companies and their Subsidiaries.

SECTION 6.08. Notice of Certain Events. (a) Each of Seller and Buyer shall promptly notify the other party in writing of:

(i) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by the Transaction Documents;

(ii) to the respective Knowledge of Seller or Buyer, the occurrence of any matter or event that would, or would be reasonably expected to, result in any of the conditions set forth in Article V not being satisfied and

(iii) to the respective Knowledge of Seller or Buyer, the commencement of any actions, suits, claims, investigations or proceedings (A) that, if pending on the date of this Agreement, would have been required to be disclosed pursuant to Section 3.14, in the case of Seller, or Section 4.03, in the case of Buyer, or (B) threatened against such party to restrain, prohibit or otherwise challenge the legality or any transaction contemplated by any Transaction Document.

(b) Notwithstanding anything to the contrary herein, a party’s good faith failure to comply with this Section 6.08 shall not provide the other party hereto or any of such other party’s Affiliates with a right not to effect the transactions contemplated by this Agreement, except, in each case, to the extent that any other provision of this Agreement would independently provide such right.

SECTION 6.09. Rhetorik Transfer. Prior to the Closing Date, the UK Seller shall cause the UK Transferred Company to transfer to the UK Seller or one of its Affiliates 100% of the issued and outstanding equity interests in Rhetorik (the “Rhetorik Transfer”).

ARTICLE VII

Post-Closing Covenants

Seller covenants and agrees with Buyer and Buyer covenants and agrees with Seller that during the period commencing after the Closing:

SECTION 7.01. Use of Seller Marks by Buyer. (a) Buyer acknowledges that (i) as between Seller and Buyer, Seller shall exclusively own all right, title and interest in and to all Seller Marks, (ii) Buyer and its Affiliates (including the Transferred Companies and their Subsidiaries from and after the Closing) shall have no rights, and are not acquiring any rights, to use the Seller Marks after the Closing Date, except as stated in this Section 7.01. Seller may immediately terminate the rights granted in this Section 7.01 if Buyer or its Affiliates fail to comply with the terms and conditions of this Section 7.01.

(a) For a period of 90 days after the Closing Date (the “Transition Period”), Seller hereby grants to Buyer a non-exclusive, non-transferable, non-sublicensable license to permit the Transferred Companies and their Subsidiaries (solely to the extent they remain Affiliates of Buyer) solely to (i) display signs containing Seller Marks on or near facilities associated with the Leased Real Property and (ii) use and distribute letterhead and invoice forms, advertisements and promotional materials, products and other documents and materials containing or bearing any Seller Mark (“Existing Stock”) in connection with the continued operation of the Business during the Transition Period solely in a manner consistent with the operation of the Business immediately prior to the Closing Date; provided that Buyer shall, and shall cause the Transferred Companies and their Subsidiaries to, use commercially reasonable efforts to promptly remove the Seller Marks from any Existing Stock that is not in a printed, hard copy form as of the Closing Date. In the context of entering into or conducting any contractual relationship, Buyer shall ensure that the Transferred Companies and their Subsidiaries make clear to all other parties to the contractual relationship that the applicable Transferred Company or its Subsidiary, rather than Seller, is entering into or conducting the contractual relationship. As promptly as practicable, but no later than the end of the Transition Period, Buyer shall ensure that the Transferred Companies and their Subsidiaries (i) remove or obliterate all Seller Marks (or obscure or oversticker all Seller Marks to render the Seller Marks no longer visible), including all display signs containing Seller Marks on or near facilities associated with the Leased Real Property and (ii) cease using and distributing Existing Stock.

(b) Buyer shall ensure that the Transferred Companies and their Subsidiaries (i) use the Seller Marks only in the form and manner consistent with, and in connection with, goods and services of a level of quality equal to or greater than the quality of goods and services in connection with which, Seller and the Transferred Companies and their respective Subsidiaries used the Seller Marks immediately prior to the Closing Date, and (ii) comply with all applicable Laws and industry practices in connection with their use and distribution of the Seller Marks and Existing Stock. All goodwill and improved reputation generated by the Transferred Companies’ and their Subsidiaries’ use and distribution of the Seller Marks inures solely to the benefit of Seller and its Affiliates.

(c) Buyer shall not, and shall cause its Affiliates not to, and Buyer and its Affiliates shall not attempt to or knowingly enable or request any other Person to, (i) use any Seller Mark in any manner, or engage in any other act or omission, that tarnishes, degrades, disparages or reflects adversely on a Seller Mark or Seller’s or its Affiliates’ business or reputation, or that would otherwise harm the value, reputation or distinctiveness of or Seller’s goodwill in any Seller Mark, (ii) register or file applications to register in any jurisdiction any trademark, service mark, trade dress, trade name, domain name, social media user name or other identifier of source or origin that consists of, incorporates, is confusingly similar to, or is a variation, derivation, modification or acronym of, any Seller Mark or (iii) contest the ownership or validity of any of the Seller Marks.

(d) Buyer and its Affiliates (including the Transferred Companies and their Subsidiaries) shall not use the Seller Marks after the end of the Transition Period other than in a descriptive historical or similar non-trademark manner, except that the Transferred Companies and their Subsidiaries may at all times after the Closing Date retain, solely for their internal business purposes, records and other historical or archived documents containing or referencing the Seller Marks.

SECTION 7.02. Use of Trademarks by Seller During Transition Period. Buyer hereby grants to Seller and its Affiliates permission to use the Trademarks owned by the Transferred Companies and their Subsidiaries during the term of the Transition Services Agreement to the extent required by Seller and its Affiliates to provide the services described therein to Buyer or its Affiliates.

(a) Seller shall ensure that the Seller and its Affiliates (i) use such Trademarks only in the form and manner consistent with, and in connection with, goods and services of a level of quality equal to or greater than the quality of goods and services in connection with which the Transferred Companies and their respective Subsidiaries used such Trademarks immediately prior to the Closing Date and (ii) comply with all applicable Laws and industry practices in connection with their use and distribution of such Trademarks.

(b) Seller shall not, and shall cause its Affiliates not to, and Seller and its Affiliates shall not attempt to or knowingly enable or request any other Person to, (i) use any Trademark in any manner, or engage in any other act or omission, that tarnishes, degrades, disparages or reflects adversely on a Trademark or Buyer’s or its Affiliates’ business or reputation, or that would otherwise harm the value, reputation or distinctiveness of or Buyer’s goodwill in any Trademark, (ii) register or file applications to register in any jurisdiction any trademark, service mark, trade dress, trade name, domain name, social media user name or other identifier of source or origin that consists of, incorporates, is confusingly similar to, or is a variation, derivation, modification or acronym of, any Trademark or (iii) contest the ownership or validity of any of the Trademarks.

SECTION 7.03. Access. Buyer will permit Seller and its duly authorized representatives access during normal business hours (upon 24 hours’ written notice to Buyer) to all Contracts, books, records and other data relating to the Business, the Transferred Companies and their Subsidiaries and the Transferred Equity Interests conveyed and assumed at the Closing to the extent that such materials were delivered to Buyer, except where such access is prohibited by applicable Law; provided that such access shall not unreasonably interfere with the ongoing operations of Buyer and its Affiliates. Seller agrees that after the Closing, Buyer or its authorized representatives may, at Buyer’s cost and expense, make copies of those books and records (or redacted portions thereof) that have not been transferred to Buyer and relate exclusively to the Business, except where providing copies is prohibited by applicable Law. All information received by either party in connection with this Section 7.03 will be held by the other party and its representatives as confidential information pursuant to the terms of the Confidentiality Agreement. No party shall be required to provide access to books and records pursuant to this Section 7.03 to the extent such access, in such party’s reasonable judgment would (i) jeopardize any attorney-client or legal privilege (other than books and records subject to joint defense or common interest privilege), provided that the requested party shall use its reasonable best efforts to provide such document, communication or information in a manner that does not result in a waiver of such privilege or (ii) contravene any fiduciary duty or confidentiality obligation.

SECTION 7.04. Insurance. As of the Closing, the Transferred Companies and their Subsidiaries shall cease to be insured by Seller’s or its Affiliates’ insurance policies to the extent such insurance policies cover the Transferred Companies and their Subsidiaries.  With respect to events or circumstances relating to the Transferred Companies and their Subsidiaries that occurred or existed prior to the Closing Date that are covered by such insurance policies and that apply to the Transferred Companies and their Subsidiaries, Buyer may make claims under such policies and Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer, the Transferred Companies and/or their Subsidiaries pursuing payment under any of the insurance policies covering the Transferred Companies and their Subsidiaries in effect as of the date of this Agreement, as applicable; provided, however, that Buyer shall not make any such claims if, and to the extent that, such claims are covered by insurance policies purchased by Buyer (including, after Closing, the Transferred Companies and their Subsidiaries).  With respect to any open claim against Seller’s insurance policies relating to the Transferred Companies and their Subsidiaries prior to the Closing Date, Seller agrees to remit to Buyer any net proceeds realized from such claim (net of any increased premiums to the extent related to such claim) under such insurance policies upon full and final settlement of such claim with the underlying insurer(s).

SECTION 7.05. Payments from Third Parties. In the event that, on or after the Closing Date, either party shall (i) receive any payments or other funds due to the other pursuant to the terms of any of the Transaction Documents, then the party receiving such funds shall promptly forward such funds to the proper party and (ii) make a payment to any Person on behalf of the other party, then the party on behalf of whom such payment was made agrees to promptly reimburse the party making such payment. The parties acknowledge and agree there is no right of offset regarding such payments and a party may not withhold funds received from third parties for the account of the other party in the event there is a dispute regarding any other issue under any of the Transaction Documents.

SECTION 7.06. Non-Competition; Non-Solicitation; Non-Disparagement. For a period of two years following the Closing:

(a) Seller covenants that it shall not, and shall cause its Affiliates not to, directly or indirectly, engage in the business principally operated in the United States and the United Kingdom of providing market research, data and intelligence on financial advisors, advisor-sold investment and insurance products and mortgages to customers in the asset management, insurance and mortgage lending industries (the “Competitive Activity”); provided that nothing in this Section 7.06 shall prohibit Seller or its Affiliates from (i) engaging in any business conducted by Seller or its Affiliates at the Closing other than the Business and (ii) performing any of its respective obligations under the Transaction Documents.

(b) Seller shall not, and shall cause its Affiliates not to, directly solicit (or cause to be solicited) for employment any Transferred Employee; provided that the term “solicit for employment” as used in this Section 7.06(b) shall not be deemed to include generalized searches for employees through media advertisements of general circulation, open job fairs or similar means not directed at the Transferred Employees.

(c) Buyer shall not, and shall cause its Affiliates not to, directly solicit (or cause to be solicited) for employment any employee of Seller or any of Seller’s Affiliates; provided that the term “solicit for employment” as used in this Section 7.06(c) shall not be deemed to include generalized searches for employees through media advertisements of general circulation, open job fairs or similar means not directed at any such employees of Seller or any of Seller’s Affiliates.

(d) Buyer and Seller shall not, and shall cause their respective Affiliates not to, make or publish negative or disparaging remarks that in any way relate to the other party, its respective Affiliates, or any of their respective officers, directors or employees.

SECTION 7.07. Tax Matters.

(a) Preparation and Filing of Tax Returns; Payment of Taxes.

(i) Seller shall prepare or cause to be prepared all Tax Returns (other than those relating to Transfer Taxes, which are addressed by Section 2.07) required to be filed with a Taxing Authority by or with respect to each of the Transferred Companies and their Subsidiaries for any Tax period of each such entity ending on or before the Closing Date (the “Pre-Closing Tax Returns”). The Pre-Closing Tax Returns shall be prepared in a manner that is consistent with past practice, except as otherwise required by applicable Law or agreed by the parties in writing.

(A) In the case of any Pre-Closing Tax Return that is required to be filed by any of the Transferred Companies or their Subsidiaries before the Closing Date, Seller shall timely file or cause to be filed such Tax Return with the relevant Taxing Authority.

(B) In the case of any Pre-Closing Tax Return that is required to be filed by Buyer or any of its Affiliates (including the Transferred Companies and their Subsidiaries) after the Closing Date, Seller shall present each such Tax Return to Buyer for review and comment at least 30 days before the due date of such Tax Return (taking into account extensions). If Buyer delivers an objection to Seller with respect to such Tax Return within 20 days after receipt thereof, then Seller shall consider in good faith any reasonable comments from Buyer and Buyer shall timely file or cause to be filed such Tax Return in the form agreed by Seller in writing with the relevant Taxing Authority.

(ii) Buyer shall prepare and timely file, or cause to be prepared and timely filed, all Tax Returns (other than those relating to Transfer Taxes, which are addressed by Section 2.07) required to be filed by or with respect to each of the Transferred Companies and their Subsidiaries for any Straddle Period; provided, however, that, with respect to each such Tax Return, to the extent relating to any Pre-Closing Tax Period, such Tax Return shall be prepared in a manner that is consistent with past practice, except as otherwise required by applicable Law or agreed by the parties in writing. Buyer shall present each such Tax Return to Seller for review and comment at least 30 days before the due date of such Tax Return (taking into account extensions), together with any additional information that Seller may reasonably request. If Seller does not object to such Tax Return within 20 days after receipt thereof, then Seller shall be deemed to have accepted such Tax Return and Buyer shall timely file or cause to be filed such Tax Return with the relevant Taxing Authority in such accepted form. If Seller delivers an objection to Buyer with respect to such Tax Return within 20 days after receipt thereof, then Buyer shall incorporate all reasonable comments submitted by Seller to such Tax Return insofar as they relate to Taxes for which Seller has the obligation to indemnify Buyer pursuant to Section 10.04(a) and Buyer shall timely file or cause to be filed such Tax Return with the relevant Taxing Authority as so adjusted. Neither Buyer nor any of its Affiliates (including the Transferred Companies and their Subsidiaries) shall file an amended Tax Return which would reasonably be expected to increase Taxes for which Seller has the obligation to indemnify Buyer pursuant to Section 10.04(a) or otherwise pay to a Taxing Authority, or agree to any waiver or extension of the statute of limitations relating to Taxes with respect to, the Transferred Companies and their Subsidiaries or the Business for a Pre-Closing Tax Period or a Straddle Period without the prior written consent of Seller which shall not be unreasonably withheld, conditioned or delayed.

(iii) All Taxes due and payable with respect to Tax Returns described in Section 7.07(a) will be paid or caused to be paid by filer to the relevant Taxing Authority, subject to reimbursement by the other party pursuant to Section 10.04.

(b) Refunds. Any refund or credit of Taxes paid by or with respect to the Transferred Companies or their Subsidiaries before the Closing (including by way of an offset against Taxes in a tax period that is not a Pre-Closing Tax Period) or pursuant to an indemnity claim under Section 10.04(a) shall belong to Seller, except to the extent such refund or credit was included in the calculation of the adjustment to the Closing Payment pursuant to Section 2.04. All other refunds or credits of Taxes paid by or with respect to the Transferred Companies or their Subsidiaries shall belong to Buyer. Buyer or Seller shall, or shall cause their respective Affiliates to, pay Seller or Buyer, respectively, the portion of any such refund, credit or offset of Taxes to which Seller or Buyer, respectively, is entitled under this Section 7.07(b), (i) in the case of a refund, within 10 business days after receipt thereof or (ii) in the case of a credit or offset, within 10 business days after such credit is allowed or applied against any other Tax liability. If any portion of a refund or credit is subsequently disallowed by any Taxing Authority, then amounts previously paid hereunder in respect thereof shall be promptly reimbursed by the payee to the payor.

(c) Miscellaneous.

(i) With respect to the Transferred Companies and their Subsidiaries, Buyer shall not make or change any election with respect to Taxes that would give rise to a Seller Tax indemnity obligation under Section 10.04(a).

(ii) Buyer shall make, or cause to be made, an election under Section 338(g) of the Code (and analogous provisions of state or local Law) (collectively, such federal and analogous state or local Law elections, the “Section 338(g) Election”) with respect to the UK Transferred Company in connection with the purchase of the UK Transferred Company pursuant to this Agreement. Buyer shall (A) prepare IRS Form 8023 and all such Section 338(g) forms required as attachments to IRS Form 8023 (and all forms under analogous provisions of state or local Law) in accordance with applicable Tax Laws with respect to the UK Transferred Company, (B) deliver duly completed and signed copies of such forms and related documents (the “Section 338(g) Forms”) to Seller at the Closing and (C) timely file the Section 338(g) Forms with the relevant Tax Authority.

(iii) Each of Buyer and Seller shall provide the other with such information and records, and make such of its officers, directors, employees and agents available, as may reasonably be requested by such other party in connection with the preparation of any Tax Return or the conduct of any Tax Proceeding of the Transferred Companies and their Subsidiaries for any Pre-Closing Tax Period or a Straddle Period.

(iv) The parties agree to treat the sale and purchase of the interests of the U.S. Transferred Company as a taxable purchase by Buyer of all of the assets, and an assumption by Buyer of all of the liabilities, of the U.S. Transferred Company for U.S. federal income Tax purposes.

SECTION 7.08. Ancillary Agreements. At the Closing, (a) the Transferred Companies and their Subsidiaries and Seller shall enter into, execute and deliver the Assignment and Assumption Agreement in respect of the Transferred Contracts, substantially in the form attached as Exhibit A (the “Assignment and Assumption Agreement”), and (b) Buyer and U.S. Seller shall enter into, execute and deliver the Transition Services Agreement, substantially in the form attached as Exhibit B (the “Transition Services Agreement”).

SECTION 7.09. Post-Closing Operation of the Business. (a) From and after the Closing Date, Buyer will have the power and right to control the business and operations of Buyer (including the Transferred Companies and the Business) in its discretion; provided that such business and operations shall be conducted using the good faith, reasonable business judgment of the officers, directors and other executives of Buyer consistent with reasonably prudent business practices; provided further, that Buyer will not take any action intended to reduce or eliminate the amount of any Earn-Out Payments to which Seller would otherwise be entitled.

(a) Within 15 days of the Initial Earn-Out Measurement Date, Buyer shall deliver to Seller a statement (the “Initial Earn-Out Statement”) setting forth the Qualified MFLMS Customers as of the Initial Earn-Out Measurement Date, if any, and the aggregate percentage of MFLMS Gross Sales attributable to such Qualified MFLMS Customers. Within 15 days of the Final Earn-Out Measuring Date, Buyer shall deliver to Seller a statement (the “Final Earn-Out Statement” and, together with the Initial Earn-Out Statement, the “Earn-Out Statements”) setting forth (i) the Qualified MFLMS Customers as of the Final Earn-Out Measuring Date, if any, and the aggregate percentage of MFLMS Gross Sales attributable to such Qualified MFLMS Customers, (ii) the Qualified VA/LI Customers as of the Final Earn-Out Measuring Date, if any, and the aggregate percentage of VA/LI Gross Sales attributable to such Qualified VA/LI Customers and (iii) any Earn-Out Payments to which Seller is entitled.

(b) During the 30-day period after Buyer’s delivery of the applicable Earn-Out Statement, Seller shall be permitted to review the MFLMS Agreements, VA/LI Agreements and any books and records of the Buyer relating to the calculations of the aggregate percentage of MFLMS Gross Sales attributable to Qualified MFLMS Customers or the aggregate percentage of VA/LI Gross Sales attributable to Qualified VA/LI Customers, as applicable. Unless Seller notifies Buyer prior to the end of such 30- day period of any objection (an “Earn-Out Notice of Objection”) to the calculation of such aggregate percentages or the Earn-Out Payments to which Seller is entitled, the applicable Earn-Out Statement shall become final and binding. Any Earn-Out Notice of Objection shall specify in writing in reasonable detail the nature and amount of any objections.

(c) If Buyer properly delivers an Earn-Out Notice of Objection to Buyer within such 30- day period, Buyers and Seller shall schedule an in-person meeting, if reasonably feasible, at a mutually acceptable location or shall schedule one or more conference calls to address Seller’s objections, and Buyer and Seller shall endeavor in good faith to resolve Seller’s objections included in the Earn-Out Notice of Objection during the 30-day period commencing on the date Buyer receives the Earn-Out Notice of Objection. If Seller, on the one hand, and Buyer, on the other hand, are able to resolve all objections included in the Earn-Out Notice of Objection within such 30-business day period, then the parties shall revise the Earn-Out Statement to reflect such resolution and the Earn-Out Statement, as so revised, shall become final and binding. If Seller, on the one hand, and Buyer, on the other hand, are unable to resolve all objections in the Earn-Out Notice of Objection within such 30-day period, then the parties shall be entitled to rely on the provisions of Article X hereto to resolve such dispute.

ARTICLE VIII

Employees

SECTION 8.01. Employee Benefits Matters.   (a) From and after the date of this Agreement until the Closing Date, except as otherwise required by applicable Law, the parties shall consult one another and mutually agree before distributing any communications to any Employee of the Business whether relating to employee benefits, post-Closing terms of employment or otherwise. Except as otherwise required by applicable Law, each party shall provide the other party with advance copies of, and a reasonable opportunity to comment on, all such communications. Seller shall, from the date of this Agreement until the Closing Date, provide all reasonable assistance to Buyer or its Affiliates in facilitating access to the Employees of the Business and, to the extent applicable, their appropriate representatives.

(a) To the extent permitted by applicable Law, as of the date of this Agreement, Seller shall provide Buyer with a list on Schedule 8.01(b) containing an identification number together with full and accurate details of the date of hire, position, location, and base salary, wage rate and bonus opportunity, as applicable, of each individual identified by Seller as expected to be an Employee of the Business, and Seller shall update such information periodically prior to the Closing Date to reflect new hires, leaves of absence and employment terminations, changes in base salary, wage rate or bonus opportunity and any other material changes thereto and provide copies of such updated lists and information to Buyer. To the extent permitted by applicable Law, Seller shall use commercially reasonable efforts to deliver to Buyer and its Affiliates all personnel records relating to Transferred Employees at the Closing, and will deliver any remaining such personnel records to Buyer and its Affiliates as soon as practicable thereafter, but in no event later than ten (10) business days following the Closing Date.

(b) In the event the employment of an Employee of the Business does not automatically transfer to Buyer or its Affiliates upon the occurrence of the Closing by operation of Law or pursuant to the transfer of the Transferred Equity Interests to Buyer, not less than 10 business days prior to the Closing, Buyer or one of its Affiliates will offer employment, effective at 12:01 a.m., local time, on the Closing Date (the “Transfer Time”), to such Employee of the Business in accordance with this Agreement. Offers pursuant to this Section 8.01(c) shall (i) be for a comparable position at the same or a nearby geographic work location, in each case, to those as of the Closing Date, (ii) be sufficient to avoid statutory, contractual, common Law or other severance obligations, (iii) contain such restrictive covenants regarding the protection of confidential information, non-competition and non-solicitation of customers and employees as Buyer shall determine in its reasonable discretion, subject to applicable Law, and (iv) otherwise comply in all material respects with applicable Law (including with respect to compensation and benefits). With respect to any individual who would otherwise be an Employee of the Business to whom Buyer or one of its Affiliates would be required to make an offer of employment pursuant to this Section 8.01(c), but who, as of the Closing Date, is on short-term disability or long-term disability leave (each, an “Inactive Employee”), such individual shall become an Employee of the Business upon return to work with Seller and its Affiliates, and Buyer shall offer employment to such individual on the earliest practicable date following such return and otherwise on terms and conditions consistent with this Section 8.01; provided that such employee returns to work within 180 days following the Closing Date or such later time as required by applicable Law upon presenting himself or herself for duty to the Business. Seller shall promptly notify Buyer of the occurrence and end of any such leave of absence. In the case of any Inactive Employee who becomes a Transferred Employee following the Closing Date, all references in this Agreement to (A) the Closing Date shall be deemed to be references to the date on which such individual becomes a Transferred Employee and (B) the Transfer Time shall be deemed to be references to 12:01 a.m., local time, on the date that such individual becomes a Transferred Employee.

(c) Seller and Buyer intend that the Transactions should not constitute a separation, termination or severance of employment of any Employee of the Business prior to or upon the occurrence of the Transfer Time, including for purposes of any Business Employee Benefit Plan that provides for separation, termination or severance benefits, and that such employee will have continuous and uninterrupted employment immediately before and immediately after the Transfer Time, and Seller and Buyer shall, and shall cause their respective Affiliates to, comply with any requirements under applicable Law to ensure the same. To the extent Seller or its Affiliates terminates effective as of the Closing Date (or such later date required by applicable Law) the employment of any Employee of the Business to whom Buyer or its Affiliates makes an offer of employment pursuant to Section 8.01(c) and such Employee of the Business rejects such offer of employment and does not become a Transferred Employee on the Closing Date, Buyer and its Affiliates shall indemnify Seller and its Affiliates for the severance payments set forth on Schedule 8.01(d) paid to such Employee of the Business by Seller and its Affiliates.

(d) With respect to U.S. Transferred Employees, for the one-year period immediately following the Closing Date, Buyer or its Affiliates: (i) shall provide to each such Transferred Employee no less favorable base salary or hourly wage rates, as applicable, than the base salary or hourly wage rates (but excluding any incentive opportunities) provided by Seller and its Affiliates immediately prior to the Closing Date and employee benefits under plans, programs and arrangements that will provide benefits (excluding any defined benefit pension, retiree welfare, incentive, equity or transaction-based compensation or benefits) to such Transferred Employee that are no less favorable, in the aggregate, than the benefits (excluding any defined benefit pension, retiree welfare, incentive, equity or transaction-based compensation or benefits) provided by Parent or its Affiliates to similarly situated employees of Parent; and (ii) shall provide an office within a commute of no more than 50 miles from his or her office as of immediately prior to the Closing Date; provided, further, that if a relocation beyond that distance is required and such employee’s employment terminates during such period as a result of his or her desire not to accept such a relocation, such employee shall receive the severance benefits at the level set forth in Section 8.01(f)(ii), subject to Section 8.01(f)(iii). Notwithstanding the foregoing, nothing contemplated by this Agreement shall be construed as requiring either Buyer or any of its Affiliates to continue the employment of any U.S. Transferred Employee for any period after the Closing Date; provided that such employee shall receive any severance benefits otherwise due under Section 8.01(f)(ii), subject to Section 8.01(f)(iii).

(e) (i)Without limiting the generality of the foregoing, except as set forth on Schedule 8.01(o)(ii), from and after the Transfer Time, Buyer shall, or shall cause its Affiliates to, assume, honor and continue during the one-year period immediately following the Closing Date or, if later, until all obligations thereunder have been satisfied, all employment, severance, retention, termination and change in control agreements set forth on Schedule 8.01(f)(i) with any Transferred Employee, in each case, immediately prior to the Closing Date, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event), without any amendment or modification, other than any amendment, or modification required to comply with applicable Law.

(i) Notwithstanding the foregoing, with respect to U.S. Transferred Employees terminated by the Buyer or its Affiliates during the one-year period immediately following the Closing Date (other than for cause), Buyer or its Affiliates shall provide severance benefits to each such Transferred Employee that are substantially similar, in the aggregate to the severance or termination benefits provided under Parent’s severance plan, program, policy or practice (whether contractual or otherwise) to similarly situated employees of Parent or its Affiliates.

(ii) With respect to any Transferred Employee terminated during the one-year period immediately following the Closing Date, to the extent permitted by applicable Law and, in the case of any Non-U.S. Transferred Employee where severance payments or benefits offered are in excess of the Non-U.S. Transferred Employee’s legal minimum entitlement, Buyer or its applicable Affiliate shall receive from each such Transferred Employee who becomes entitled to receive any severance payments or benefits in connection with such termination an executed and irrevocable release of claims in favor of Buyer, its Affiliates and predecessors prior to the payment of such severance.

(f) With respect to U.S. Transferred Employees, effective from and after the Transfer Time, Buyer or its Affiliates shall (i) recognize, for all purposes (other than benefit accrual under a defined benefit pension plan, retiree welfare benefits or with respect to any equity-based compensation) under all plans, programs and arrangements established or maintained by Buyer or its Affiliates for the benefit of such Transferred Employees, service with Seller and its Affiliates prior to the Transfer Time to the extent such service was recognized under the corresponding Business Employee Benefit Plan covering such Transferred Employees, including for purposes of eligibility, vesting and benefit levels and, except as provided above, accruals, in each case, except where it would result in a duplication of benefits, (ii) waive any pre-existing condition exclusion, actively-at-work requirement or waiting period under all employee health and other welfare benefit plans established or maintained by Buyer or its Affiliates for the benefit of the Transferred Employees, except to the extent such pre-existing condition, exclusion, requirement or waiting period would have applied to such individual under the corresponding Business Employee Benefit Plan, and (iii) use commercially reasonable efforts to provide full credit for any co-payments, deductibles or similar payments made or incurred prior to the Transfer Time for the plan year in which the Closing occurs.

(g) No later than the Closing Date, Buyer shall establish, cause to be established, or modify at its own expense, all necessary retirement, pension, employee welfare and employee benefit plans for Transferred Employees, as applicable, and Buyer and its Affiliates shall indemnify and hold harmless Seller and its Affiliates from any liabilities, obligations, commitments, claims and losses incurred by Seller or any of its Affiliates relating to any delay in establishing such plans. Effective as of the Transfer Time, each Transferred Employee shall cease to be an employee of Seller or the applicable Affiliate and shall cease to participate in any Business Employee Benefit Plan (other than any Assumed Benefit Plan) as an active employee. Seller shall be, or shall cause its Affiliates to be, responsible for all (i) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents and (ii) claims for group life, travel and accident, disability and accidental death and dismemberment insurance benefits incurred by any Transferred Employee, in each case, on or prior to the Transfer Time pursuant to any Business Employee Benefit Plan that is not an Assumed Benefit Plan. Buyer shall be, or shall cause its Affiliates to be, responsible for all (A) medical, vision, dental and prescription drug claims for expenses incurred by any Transferred Employee or his or her dependents and (B) claims for group life, travel and accident, disability and accidental death and dismemberment insurance benefits incurred by any Transferred Employee, in each case, after the Transfer Time or, solely in respect of any Assumed Benefit Plan, at any time prior to, on or after the Transfer Time. Except in the event of any claim for workers compensation benefits, for purposes of this Agreement, the following claims and liabilities shall be deemed to be incurred as follows: (1) medical, vision, dental and/or prescription drug benefits (including hospital expenses), upon provision of the services, materials or supplies comprising any such benefits and (2) life, accidental death and dismemberment and business travel accident insurance, and disability benefits, upon the death, illness, injury or accident giving rise to such benefits. Seller and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred prior to the Transfer Time by any Transferred Employee. Buyer and its Affiliates shall be responsible for all claims for workers compensation benefits that are incurred on or after the Transfer Time by any Transferred Employee. A claim for workers compensation benefits shall be deemed to be incurred when the event giving rise to the claim (the “Workers Compensation Event”) occurs. If the Workers Compensation Event occurs over a period both preceding and following the Transfer Time, the claim shall be the joint responsibility and liability of Seller and Buyer and shall be equitably apportioned between Seller and Buyer based upon the relative periods of time that the Workers Compensation Event transpired preceding and following the Transfer Time.

(h) Without limiting the generality of Section 8.01(h), effective as of the Closing Date, Buyer shall, and shall cause its Affiliates to, have in effect one or more 401(k) Plans (collectively, “ Buyer 401(k) Plans”) providing benefits as of the Closing Date to the U.S. Transferred Employees participating in any Business Employee Benefit Plan that is a 401(k) Plan (collectively, “Seller 401(k) Plans”) as of the Closing Date. Buyer shall permit each U.S. Transferred Employee participating in a Seller 401(k) Plan to effect, and Buyer agrees to cause an appropriate Buyer 401(k) Plan to accept, in accordance with applicable Law, a “direct rollover” (within the meaning of Section 401(a)(31) of the Code) of his or her account balances (including earnings thereon through the date of transfer and promissory notes evidencing all outstanding loans) under the applicable Seller 401(k) Plan if such rollover to the applicable Buyer 401(k) Plan is elected in accordance with applicable Law by such U.S. Transferred Employee, subject to each of Seller’s and Buyer’s reasonable satisfaction that the applicable Seller 401(k) Plan or Buyer 401(k) Plan, as applicable, is in compliance with all applicable Laws and that such plan continues to satisfy the requirements for a qualified plan under Section 401(a) of the Code and that the trust that forms a part of such plan is exempt from tax under Section 501(a) of the Code.

(i) Without limiting the generality of Section 8.01(h), Buyer shall, or shall cause one of its Affiliates to, have in effect as of the Closing Date one or more Cafeteria Plans (collectively, the “Buyer Cafeteria Plans”) that provide benefits to U.S. Transferred Employees. Buyer shall, or shall cause one of its Affiliates to, cause the Buyer Cafeteria Plans to accept a spin-off of the flexible spending reimbursement accounts from Seller’s Cafeteria Plans (collectively, the “Seller Cafeteria Plans”) and shall honor and continue through the end of the calendar year in which the Closing Date occurs the elections made by each U.S. Transferred Employee under the Seller Cafeteria Plans in respect of the flexible spending reimbursement accounts that are in effect immediately prior to the Transfer Time. As soon as practicable following the Closing Date, Seller shall, or shall cause its Affiliates to, cause to be transferred from the Seller Cafeteria Plans to the Buyer Cafeteria Plans the excess, if any, of the aggregate accumulated contributions to the flexible spending reimbursement accounts made during the year in which the Closing Date occurs by U.S. Transferred Employees over the aggregate reimbursement payouts made for such year from such accounts to such employees. If the aggregate reimbursement payouts from the flexible spending reimbursement accounts under the Seller Cafeteria Plans made during the year in which the Closing Date occurs to U.S. Transferred Employees exceed the aggregate accumulated contributions to such accounts for such year by such employees, Buyer shall, or shall cause its applicable Affiliate to, cause such excess to be transferred to Seller as soon as practicable following the Closing Date. On and after the Closing Date, Buyer shall assume and be solely responsible for all valid claims by U.S. Transferred Employees under the Seller Cafeteria Plans during the year in which the Closing Date occurs, whether incurred prior to, on or after the Closing Date, that have not been paid in full as of the Closing Date.

(j) Notwithstanding any other provision of this Section 8.01 to the contrary, with respect to each Non-U.S. Transferred Employee, for the one-year period immediately following the Closing Date, or such longer period required by applicable Law, Buyer or its Affiliates shall provide to such employees (i) terms and conditions of employment (including seniority and other service credit) that individually, are no less than as required by applicable Law, and in the aggregate, are no less favorable than those provided by Seller and its Affiliates immediately prior to the Transfer Time and (ii) amounts (and, to the extent required by applicable Law, types) of compensation and benefits (excluding any defined benefit pension, retiree welfare, or transaction-based compensation benefits) that, individually, are no less than as required by applicable Law and, in the aggregate, are comparable to those provided by Parent and its Affiliates to similarly situated employees of Parent and its Affiliates.

(k) If any Employee of the Business requires a work permit or employment pass or other legal or regulatory approval for his or her employment with Buyer and its Affiliates, Buyer shall, and shall cause its Affiliates to, use their commercially reasonable efforts to cause any such permit, pass or other approval to be obtained and in effect prior to the Closing. Notwithstanding the foregoing, to the extent permitted by applicable Law, in the event an applicable work permit, pass or other approval for an Employee of the Business is not in place with Buyer or its Affiliates as of the Closing, such Employee of the Business shall remain employed by Seller following the Closing Date and the parties shall reasonably cooperate to provide for the services of such Employee of the Business to be made available exclusively to Buyer and its Affiliates through a transition services or similar arrangement (in Seller’s discretion) under which Buyer shall be responsible for all the economic costs of such individual’s compensation and benefits (including reimbursement for any expenses incurred by such Employee of the Business, all applicable fees, Taxes and other amounts owed to third parties and all applicable social or national insurance contributions) for such service period until the applicable work permit can be obtained; provided, however, that Buyer shall, and shall cause its Affiliates to, continue to use their commercially reasonable efforts to obtain the applicable work permit, pass or other approval. Such Employee of the Business’ Transfer Time shall be the date that such Employee of the Business commences employment with Buyer and its Affiliates, which shall occur as soon as practicable following the date that the relevant pass or other approval has been obtained.

(l) If it is found or alleged that the employment of any employee of Seller and its Affiliates who is not a Transferred Employee should have transferred to Buyer and its Affiliates by operation of Law, then Seller or the relevant Affiliate may give notice to dismiss such person.

(m) Except to the extent otherwise required by applicable Law or expressly provided otherwise in this Section 8.01, Buyer shall, and shall cause its Affiliates to, with respect to each Transferred Employee, effective as of the Transfer Time, assume all liabilities for (i) all earned or accrued but unused vacation benefits of such Transferred Employee with Seller and its Affiliates that are included in Current Liabilities determined as of the Closing Date (ii) the portion of any severance, retirement or termination indemnity payments, long-service awards, 13th or 14th month salaries set forth on Schedule 8.01(n) that are attributable to such Transferred Employee’s service prior to the Transfer Time, (iii) any other liabilities that are attributable to such Transferred Employee’s service prior to the Transfer Time and that are included in Current Liabilities determined as of the Closing Date and (iv) all employment, labor, compensation and employee benefits related obligations, commitments, claims and losses relating to such U.S. Transferred Employee that are included in Current Liabilities or set forth on Schedule 8.01(n) and all employment, labor, compensation and employee benefit related obligations, commitments, claims and losses relating to such U.K. Transferred Employee (other than with respect to any Listed Plan that is not an Assumed Benefit Plan) (collectively, the “Assumed HR Liabilities”). As of the Transfer Time, Seller and its Affiliates shall be relieved of all Assumed HR Liabilities, except to the extent otherwise required by applicable Law. Where required by applicable Law, Seller shall, and shall cause its Affiliates to, pay out all earned or accrued but unused vacation benefits to the Transferred Employees as soon as administratively practicable following the Transfer Time.

(n) (i) Buyer shall, or shall cause one of its Affiliates to, provide each Transferred Employee listed on Schedule 8.01(o)(i) with a cash incentive opportunity in respect of such Transferred Employee’s annual bonus under the annual bonus plans of Seller and its Affiliates in respect of Seller’s fiscal year 2016 equal to such Employee’s Fiscal Year 2016 Bonus in accordance with the terms set forth on such Schedule.

(ii) Buyer shall, or shall cause one of its Affiliates to, (x) provide each Employee of the Business listed on Schedule 8.01(o)(ii) who becomes a Transferred Employee with one or more cash payments in accordance with the terms set forth in Schedule 8.01(o)(ii) and (y) provide each Employee of the Business listed on Schedule 8.01(o)(iii) who becomes a Transferred Employee with one or more cash payments in accordance with the terms set forth in Schedule 8.01(o)(iii).

(o) The provisions contained in this Article VIII shall be binding upon and inure to the sole benefit of the respective parties hereto and nothing in this Article VIII, express or implied, shall create any right or remedies of any nature whatsoever in any other person, including any Employee of the Business (or dependent or beneficiary of any of the foregoing). Nothing herein shall prohibit Buyer, Seller or any of their respective Affiliates from amending, modifying or terminating, or shall be deemed an amendment or modification of any plan, programs, policies, practices, arrangements sponsored or maintained by Seller, Buyer, any of the Transferred Companies or any of their respective Affiliates, including each Business Employee Benefit Plan, and, except as provided in Section 8.01(f), nothing in this Agreement shall require Seller, Buyer, any of the Transferred Companies or any of their respective Affiliates to continue any particular compensation or benefit plan, program, policy, practice, agreement or arrangement after the Closing Date or to continue to employ any particular person.

ARTICLE IX

Termination

SECTION 9.01. Termination by the Parties. This Agreement may be terminated at any time prior to the Closing by mutual written consent of Seller and Buyer.

SECTION 9.02. Buyer Termination. This Agreement may be terminated by Buyer: (a) at any time prior to the Closing, if (i) Seller shall have failed to comply with any of Seller’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Seller contained in this Agreement shall prove to have been inaccurate when made and, in the case of clauses (i) and (ii), such failure or inaccuracy would be reasonably likely to result in any of the conditions set forth in Sections 5.01(a) or 5.01(b) not being satisfied as of the Closing Date, and Buyer shall have given Seller a reasonable opportunity to cure any such failure or inaccuracy (if curable) to so comply on or prior to the Outside Date; (b) at the Closing, if any of the conditions precedent to the performance of Buyer’s obligations at the Closing shall have become incapable of fulfillment; or (c) if the Closing shall not have occurred on or before the Outside Date; provided, however, that Buyer may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Buyer is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

SECTION 9.03. Seller Termination. This Agreement may be terminated by Seller: (a) at any time prior to the Closing, if (i) Buyer shall have failed to comply with any of Buyer’s covenants or agreements contained in this Agreement or (ii) any one or more of the representations or warranties of Buyer contained in this Agreement shall prove to have been inaccurate when made and, in the case of clauses (i) and (ii), such failure or inaccuracy would be reasonably likely to result in any of the conditions set forth in Section 5.02(a) or Section 5.02(b) not being satisfied as of the Closing Date, and Seller shall have given Buyer a reasonable opportunity to cure any such failure or inaccuracy (if curable) to so comply on or prior to the Outside Date; (b) at the Closing, if any of the conditions precedent to the performance of Seller’s obligations at the Closing shall have become incapable of fulfillment; (c) if the Closing shall not have occurred on or before the Outside Date; provided, however, that Seller may only terminate this Agreement pursuant to the preceding clauses (a), (b) or (c) if at the time of termination Seller is not in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or (d) if (x) all the conditions set forth in Section 5.01 and Section 5.02 shall have been satisfied or, to the extent permitted, waived (other than those conditions that by their nature are to be satisfied at the Closing, which shall reasonably be expected to be satisfied at the Closing) and (y) Buyer fails to consummate the Closing within three business days following the date on which the Closing was required to occur pursuant to Section 2.01; provided that any termination of this Agreement by Buyer pursuant to Section 9.02(c) shall be deemed a termination pursuant to this Section 9.03(d) if prior to the time of such termination (A) the conditions of clause (x) of this Section 9.03(d) have been satisfied and (B) the Closing was required to occur pursuant to Section 2.01.

SECTION 9.04. Effect of Termination. (a) If this Agreement is terminated pursuant to this Article IX, it will become void and of no further force and effect, with no liability on the part of any party to this Agreement (or any of their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers, Affiliates or agents (collectively, the “Seller Related Parties” and the “Buyer Related Parties”, respectively)), except that the obligations in Section 6.03(e) and Section 7.03 with respect to confidentiality and the provisions of this Section 9.04 and Article XI will survive any termination of this Agreement; provided, however, that nothing herein shall relieve any party from liability for damages incurred or suffered by any other party as a result of any fraud, willful misconduct or willful breach of any covenant contained in this Agreement. Buyer Related Parties and Seller Related Parties are expressly intended as third party beneficiaries of this Section 9.04. For the avoidance of doubt, the failure of a party to consummate the Closing if and when required by the terms and conditions of this Agreement shall constitute a willful breach.

ARTICLE X

Indemnification

SECTION 10.01. Survival. The representations and warranties of the parties contained in this Agreement shall not survive the Closing; provided that the representations and warranties of (x) Seller contained in Sections 3.01 (other than Sections 3.01(a)(iii), 3.01(e) and 3.01(f)), 3.02, 3.03, 3.19 and 3.20 (the “Fundamental Representations”) and (y) Buyer contained in Section 4.01(a) shall, in each case, survive indefinitely or until the latest date permitted by contract under applicable Law with respect to contractual agreements. The covenants of the Company that (i) by their terms are to be performed in full prior to the Closing shall not survive the Closing; provided that indemnification claims for breach of Section 6.01 (the “Pre-Closing Covenants”) pursuant to Section 10.02(a)(ii) may be brought for up to one year following the Closing and (ii) by their terms are to be performed in full or in part at or after the Closing (the “Post-Closing Covenants”) shall survive the Closing until 60 days after the expiration of the applicable statute of limitations.

SECTION 10.02. Indemnification by Seller. (a) In addition to the indemnification set forth in Section 10.04(a), Seller shall indemnify and hold harmless Buyer and its directors, officers, employees, Affiliates, agents and representatives (collectively, the “Buyer Indemnitees”) against and from any and all damages (including reasonable fees and expenses of legal counsel and other advisors) which any Buyer Indemnitee may incur or suffer to the extent such damages arise out of or result from:

(i) subject to Section 10.01, any breach of any Fundamental Representation;

(ii) subject to Section 10.01, any breach of any Pre-Closing Covenant;

(iii) any breach of any Post-Closing Covenant made or to be performed by Seller pursuant to this Agreement; and

(iv) the Rhetorik Transfer.

(b) Notwithstanding that a claim for damages may fall into multiple categories of this Section 10.02 or Section 10.04(a), a Buyer Indemnitee may recover such damages one time only. Buyer acknowledges that a failure to mitigate any damages may result in a lesser recovery under New York common law with respect to an indemnity claim in a breach of contract action.

SECTION 10.03. Indemnification by Buyer. (a) In addition to the indemnification set forth in Sections 6.04(e), 8.01 and 10.04(c), Buyer shall indemnify and hold harmless Seller against and from any and all damages (including reasonable fees and expenses of legal counsel and other advisors) which Seller and any of its directors, officers, employees, Affiliates, agents and representatives (collectively, the “Seller Indemnitees”) may incur or suffer to the extent such damages arise out of or result from:

(i) subject to Section 10.01, any breach of any representation or warranty of Buyer set forth in Section 4.01(a) and

(ii) any breach of any Post-Closing Covenant made or to be performed by Buyer pursuant to this Agreement.

(b) Notwithstanding that a claim for damages may fall into multiple categories of Sections 6.04(e), 8.01, this Section 10.03 or Section 10.04(c), a Seller Indemnitee may recover such damages one time only. Seller acknowledges that a failure to mitigate any damages may result in a lesser recovery under New York common law with respect to an indemnity claim in a breach of contract action.

SECTION 10.04. Tax Indemnification. (a) Subject to paragraph (b) of this Section 10.04, Seller shall indemnify and hold harmless Buyer Indemnitees against and from any and all damages (including reasonable fees and expenses of legal counsel and other advisors) which any Buyer Indemnitee may incur or suffer to the extent such damages arise out of or result from, without duplication, (i) any Taxes of the Transferred Companies and their Subsidiaries for any Pre-Closing Tax Period and (ii) any Taxes relating to the Rhetorik Transfer.

(a) Seller shall not indemnify or hold harmless Buyer Indemnitees against damages that arise or result from (i) Transfer Taxes for which Buyer is responsible pursuant to Section 2.07(a), (ii) Taxes to the extent directly attributable to any action taken or failure to act by Buyer outside of the ordinary course of Business on the Closing Date after the Closing, unless any such action or failure to act is expressly permitted by this Agreement or (iii) Taxes attributable to a breach by Buyer or its Affiliate of any of its covenants or agreements in this Agreement.

(b) Buyer shall indemnify and hold harmless Seller Indemnitees against and from any and all damages (including reasonable fees and expenses of legal counsel) which any Seller Indemnitee may incur or suffer to the extent such damages arise out of or result from, without duplication, (i) any Taxes of the Transferred Companies and their Subsidiaries, other than (x) any such Taxes that Seller must indemnify or hold harmless Buyer Indemnitees against or from under Section 10.02 or Section 10.04(a) and (y) any such Taxes already recovered by any Seller Indemnitees under Section 717 of the Corporation Tax Act 2010 (and Seller Indemnitees shall procure that no recovery is sought under Section 717 of the Corporation Tax Act 2010 to the extent that indemnity has been made under this Section 10.04(c)) and (ii) any Taxes described in Section 10.04(b).

(c) In the case of any Straddle Period:

(i) Taxes imposed on a periodic basis (such as real, personal and intangible property Taxes) for any Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that are in the Pre-Closing Tax Period and the denominator of which is the number of days in the Straddle Period; and

(ii) Taxes (other than Taxes described in Section 10.04(d)(i)) for any Pre-Closing Tax Period shall be computed (1) as if such taxable period ended as of the close of business on the Closing Date and (2) in the case of any such Taxes attributable to the ownership of any equity interest in a partnership or other “flowthrough” entity as if the taxable period of that entity ended as of the close of business on the Closing Date.

SECTION 10.05. Claims. Any Buyer Indemnitee or Seller Indemnitee claiming it may be entitled to indemnification under this Article X (the “Indemnified Party”) shall give prompt written notice to the other party (the “Indemnifying Party”) of each matter, action, cause of action, claim, demand, fact or other circumstances upon which a claim for indemnification (a “Claim”) hereunder may be based. Such notice shall contain, with respect to each Claim, such facts and information as are then reasonably available, including the estimated amount of damages and the specific basis for indemnification hereunder. Failure to give prompt notice of a Claim hereunder shall not affect the Indemnifying Party’s obligations hereunder, except to the extent the Indemnifying Party is actually prejudiced by such failure.

SECTION 10.06. Defense of Actions. The Indemnified Party shall permit the Indemnifying Party, at the Indemnifying Party’s option and expense, to assume the complete defense of any Claim based on any action, suit, proceeding, claim, demand or assessment by any third party with full authority to conduct such defense and to settle or otherwise dispose of the same and the Indemnified Party will fully cooperate in such defense; provided the Indemnifying Party will not, in defense of any such action, suit, proceeding, claim, demand or assessment, except with the consent of the Indemnified Party (which consent will not be unreasonably withheld), consent to the entry of any Judgment or enter into any settlement (a) which provides for any relief other than the payment of monetary damages and/or (b) which does not include as an unconditional term thereof the giving by the third-party claimant to the Indemnified Party of a release from all liability in respect thereof. After notice to the Indemnified Party of the Indemnifying Party’s election to assume the defense of such action, suit, proceeding, claim, demand or assessment, the Indemnifying Party shall be liable to the Indemnified Party only for such legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof at the request of the Indemnifying Party. As to those third-party actions, suits, proceedings, claims, demands or assessments with respect to which the Indemnifying Party does not elect to assume control of the defense, the Indemnified Party will afford the Indemnifying Party an opportunity to participate in such defense, at its cost and expense, and will reasonably consult with the Indemnifying Party prior to settling or otherwise disposing of any of the same. The Indemnified Party will not settle any Claim without the prior consent of the Indemnifying Party, such consent not to be unreasonably withheld.

SECTION 10.07. Limitation, Exclusivity, No Duplicate Recovery. Except in the case of actual fraud no Claim shall be made or have any validity unless the Indemnified Party shall have given written notice of such Claim to the Indemnifying Party prior to the date set forth in Section 10.01 for such Claim. Following Closing, this Article X provides the exclusive means by which a party may assert and remedy claims of any nature whatsoever relating to the Transactions (other than disputes related to the purchase price adjustment or purchase price allocation, which shall be governed by the terms of Section 2.04 and Section 2.06, respectively, claims pursuant to Section 11.06(b) and the Excluded Matters), including any breach of any representation, warranty, covenant or agreement contained in this Agreement, and Section 11.12 provide the exclusive means by which a party may bring actions against the other party under or with respect to this Agreement. Each party hereby waives and releases any other remedies or claims that it may have against the other party (or any of its Affiliates) following the Closing with respect to the matters arising out of or in connection with or relating to this Agreement, the Transactions or the Transferred Equity Interests except that any limitations herein shall not apply (i) for the remedies of injunctive relief or specific performance set forth herein; (ii) in the event of actual fraud, as to which the parties shall have all remedies available at Law or in equity; (iii) with respect to the covenants that by their respective terms anticipate performance following the Closing Date, (iv) as otherwise expressly provided in any Ancillary Agreements and (v) to any claims under or in respect of Section 11.17 (the “Excluded Matters”). With respect to any damages arising under this Agreement, Buyer agrees that it shall only seek such damages from Seller, and Buyer hereby waives the right to seek damages from or equitable remedies, such as injunctive relief, against any Seller Related Party. If an Indemnified Party is indemnified for any damages pursuant to this Agreement with respect to any Claim by a third party, then the appropriate Indemnifying Party will be subrogated to all rights and remedies of the Indemnified Party against such third party, and such Indemnified Party will reasonably cooperate with and assist the Indemnifying Party in asserting all such rights and remedies against such third party. Notwithstanding any other provision of this Agreement to the contrary, in no event shall any Indemnified Party be entitled to indemnification under this Article X with respect to any amount to the extent that such amount was reflected in the calculation of the adjustment to the Closing Payment, if any, pursuant to Section 2.03.

SECTION 10.08. Calculation of Damages. Except as otherwise provided in this Article X, in any case where the Indemnified Party subsequently recovers from third parties any amount in respect of a matter with respect to which an Indemnifying Party has indemnified it pursuant to this Article X, such Indemnified Party shall promptly pay over to the Indemnifying Party the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery and any related increase in insurance premiums), but not in excess of any amount previously so paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such matter. The computation of the amount of any indemnity payment required to be made pursuant to this Article X shall be reduced by the amount of the Tax benefit (other than a U.S. Tax benefit), if any, actually realized by the Indemnified Party as a result of incurring the liability at issue, provided that, if such Tax benefit is determined after the applicable indemnity payment is made pursuant to this Article X, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to this Article X had such determination been made at the time of such payment.

SECTION 10.09. Tax Treatment of Indemnity Payments. Any indemnity payment under this Agreement shall be treated as an adjustment to the Closing Payment for Tax purposes unless there is no reasonable basis for doing so under the applicable Tax Law.

ARTICLE XI

Miscellaneous

SECTION 11.01. No Reliance by Buyer; Own Due Diligence. Buyer is has conducted its own investigation, examination and valuation of the Business, the Transferred Companies and their Subsidiaries and the Transferred Equity Interests, in effecting the transactions covered by this Agreement and the other Transaction Documents. Buyer has made all inspections and investigations of the Business and the Transferred Companies and their Subsidiaries deemed necessary or desirable by Buyer. Buyer is purchasing the Transferred Equity Interests based on the results of its inspections and investigations, and not on any representation or warranty of Seller or any of its Affiliates not expressly set forth in this Agreement or in any certificate delivered by Seller or its Affiliates pursuant to this Agreement. In light of these inspections and investigations and the representations and warranties made to Buyer by Seller herein, Buyer is relinquishing any right to any claim based on any representations and warranties other than those expressly set forth in this Agreement or in any certificate delivered to Seller or its Affiliates pursuant to this Agreement.

SECTION 11.02. Financial Information and Projections; No Other Representations or Warranties. (a) In connection with Buyer’s investigation of the Business, Buyer has received from Seller various forward-looking statements regarding the Business and the Transferred Companies and their Subsidiaries (including the estimates, assumptions, projections, forecasts and plans furnished to it) (the “Forward-Looking Statements”). Buyer acknowledges and agrees (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (ii) Buyer is familiar with such uncertainties; (iii) Buyer is taking full responsibility for making its own investigation, examination and valuation of the Business and has employed outside professionals to assist it with the foregoing; (iv) Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements; (v) Buyer is not relying on any Forward-Looking Statement in any manner whatsoever and (vi) with respect to the foregoing, Buyer shall have no claim against Seller or any of its Affiliates, except in the case of fraud.

(a) Seller makes no representation or warranty with respect to the reasonableness of the assumptions underlying any Forward-Looking Statement.

(b) Seller makes no representation or warranty with respect to any Forward-Looking Statement made (i) in the Management Presentation, (ii) in the Data Room, (iii) in any supplemental due diligence information provided or made available to Buyer, (iv) in connection with Buyer’s discussions with management of the Business, (v) in negotiations leading to this Agreement or (vi) in any other circumstance.

(c) Buyer acknowledges and agrees that except for the representations and warranties contained in Article III, none of Seller or the Transferred Companies nor any other Person makes or shall be deemed to make any express or implied representation or warranty with respect to this Agreement, any other Transaction Document, the Business, the Transferred Companies and their Subsidiaries, the Transferred Equity Interests, the Transactions or any other matter and any other representations and warranties are hereby disclaimed. Without limiting the generality of the foregoing, Buyer acknowledges that no representation or warranty has been made or is being made as to merchantability, suitability or fitness for a particular purpose, or quality, with respect to any tangible assets or as to the condition or workmanship thereof or the absence of any defects therein, whether latent or patent. Buyer agrees that the representations and warranties contained in Article III by Seller are in lieu of, and Buyer hereby expressly waives all rights to, any implied warranties that may otherwise be applicable because of the provisions of the Uniform Commercial Code or any other statute, including the warranties of merchantability and fitness for a particular purpose.

SECTION 11.03. To the knowledge. “To the knowledge of Seller” or other references to the knowledge or awareness of Seller or its Affiliates means the actual knowledge, after reasonable due inquiry, of those individuals set forth on Schedule 11.03.

SECTION 11.04. Waivers. At any time and from time to time prior to the Closing, the parties hereto may by written agreement signed by both parties, (a) extend the time for, or waive in whole or in part, the performance of any obligation of any party hereto under this Agreement, (b) waive any inaccuracy in any representation, warranty or statement of any party hereto or (c) waive any condition or compliance with any covenant contained in this Agreement.

SECTION 11.05. Modifications and Amendments. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing executed and delivered by each of the parties hereto. In addition, none of this Section 11.05 nor Sections 11.06(a), 11.12 or 11.15 may be amended, modified or waived in a manner adverse to the providers of Debt Financing or a Debt Financing Commitment without the consent of such Person.

SECTION 11.06. Assignability, Beneficiaries, Governing Law and Enforcement. (a) This Agreement and the rights and obligations hereunder shall be binding upon and inure solely to the benefit of the parties hereto, their respective successors and permitted assigns, but this Agreement shall not be assignable by either party hereto without the express written consent of the other party hereto, which will not be unreasonably withheld; provided that, at any time at or after the Closing, Buyer shall have the right to assign all or certain provisions of this Agreement, or any interest herein, without the consent of Seller to any of the financial institutions providing the Debt Financing, as collateral; provided further, without such consent, either Seller or Buyer may assign its rights and obligations hereunder to an Affiliate at any time, or to a third party in connection with a sale or transfer (by means of a merger, stock sale or otherwise) of all or substantially all of Seller’s or Buyer’s respective business; provided further, in the case of an assignment to an Affiliate, no such assignment will limit Seller’s, Parent’s or Buyer’s obligations hereunder, as applicable. Other than as explicitly set forth herein, including in Section 10.02 and Section 10.03, nothing contained herein is intended to confer upon any Person, other than the parties to this Agreement and their respective successors and permitted assigns, any rights or remedies under or by reason of this Agreement. Each provider of Debt Financing or a Debt Financing Commitment is an express third party beneficiary with respect to Sections 11.05, 11.12 or 11.16 or this Section 11.06(a). This Agreement shall be governed by the law of the State of New York without reference to the choice of law doctrine of such state.

(a) The parties agree that irreparable damage would occur and that the parties may not have any adequate remedy at law if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement without proof of actual damages, this being in addition to any other remedy to which any party is entitled at law or in equity. Each party further agrees that (i) no other party hereto or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 11.06, and each party hereto irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument and (ii) it will not oppose the granting of such remedy.

(b) Notwithstanding anything to the contrary set forth in this Agreement, it is explicitly agreed that the right of Seller to obtain an injunction, or other appropriate form of equitable relief, to cause the Buyer or Parent to complete the Closing (but not the right of Seller to obtain an injunction, or other appropriate form of equitable relief, for any other reason) at any time shall be subject to the requirement that (i) Buyer is required to complete the Closing pursuant to Sections 2.01 and 2.10, (ii) the Debt Financing has been funded or will be funded at the Closing or all conditions set forth in the Debt Financing have been satisfied (other than those conditions that by their terms cannot be satisfied prior to the Closing, which shall be reasonably expected to be satisfied at Closing), (iii) Buyer fails to complete the Closing in accordance with Sections 2.01 and 2.10 and (iv) Seller has irrevocably confirmed that if specific performance is granted and Debt Financing is funded, then the Closing pursuant to Section 2.01 will occur.

SECTION 11.07. Notices. Any notice, request, instruction or other communication to be given hereunder by either party to the other party shall be in writing and delivered personally, or sent by postpaid registered or certified mail, or by email (provided confirmation of email receipt is obtained):

if to Seller, addressed to:

FactSet Research Systems Inc.
601 Merritt 7
Norwalk, Connecticut 06851
Facsimile: (203) 810-3013

     Attn: Rachel R. Stern, Senior Vice President, Strategic and General Counsel
Email: rstern@factset.com

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Attn:      Thomas E. Dunn
Email:      tdunn@cravath.com

and if to Buyer, to:

AI NewCo, Inc.
c/o Asset International, Inc.
805 3rd Avenue, 21st Floor
New York, NY 10022

Attn: Joel Mandelbaum
Email: joelmandelbaum@assetinternational.com

with a copy to:

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

Attn:   Jeffrey R. Poss

            Manuel A. Miranda

Email:  jposs@willkie.com

mmiranda@willkie.com

or to such other address for either party as such party shall hereafter designate by like notice.

SECTION 11.08. Headings. The Article and Section headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning and interpretation of this Agreement.

SECTION 11.09. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which shall be deemed to constitute the same Agreement.

SECTION 11.10. Entire Agreement. This Agreement, together with the Exhibits and Schedules expressly contemplated hereby and attached hereto and the other agreements and certificates delivered in connection herewith, including the Confidentiality Agreement, contains the entire agreement between the parties with respect to the Transactions and supersedes all prior agreements or understandings between the parties. Each of the parties acknowledge that in deciding to enter into this Agreement and the other Transaction Documents and to consummate the transaction contemplated hereby and thereby, none of them has relied upon any statements or representations, written or oral, other than those explicitly set forth herein or therein.

SECTION 11.11. Payment of Expenses. Except as otherwise set forth in this Agreement, all costs and expenses associated with this Agreement and the Transactions, including the fees of counsel and accountants and fees relating to the Financing, shall be borne by the party incurring such expenses.

SECTION 11.12. Consent to Jurisdiction; Waivers. (a) All actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the United States District Court for the Southern District of New York; provided, however, that if such federal court does not have jurisdiction over such action or proceeding, such action or proceeding shall be heard and determined exclusively in any New York state court sitting in the Borough of Manhattan of The City of New York. Consistent with the preceding sentence, the parties hereto hereby (i) submit to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any state court sitting in the Borough of Manhattan of The City of New York for the purpose of any action arising out of or relating to this Agreement brought by any party hereto and (ii) irrevocably waive, and agree not to assert by way of motion, defense or otherwise, in any such action, any claim that they are not subject personally to the jurisdiction of the above-named courts, that their property is exempt or immune from attachment or execution, that the action is brought in an inconvenient forum, that the venue of the action is improper or that this Agreement or the transactions may not be enforced in or by any of the above-named courts.

(a) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ITS RIGHT TO TRIAL OF ANY ISSUE BY JURY.

(b) EXCEPT IN THE CASE OF FRAUD, IN CONNECTION WITH ANY DISPUTE HEREUNDER, EACH PARTY HERETO WAIVES ANY CLAIM TO PUNITIVE DAMAGES FROM THE OTHER PARTY HERETO (OR ANY AFFILIATE OF SUCH OTHER PARTY HERETO), EXCEPT THAT THE COURT SHALL HAVE THE POWER TO AWARD ANY RELIEF PROVIDED BY GOVERNING STATUTE (IT BEING UNDERSTOOD THAT THIS WAIVER DOES NOT COVER ANY RIGHT TO INDEMNITY FOR PUNITIVE DAMAGES PAYABLE TO THIRD PARTIES THAT MAY BE IMPOSED OR OTHERWISE INCURRED).

(c) IN CONNECTION WITH ANY DISPUTE HEREUNDER, EXCEPT AS OTHERWISE EXPRESSLY PROVIDED FOR IN THIS AGREEMENT, EACH PARTY HERETO WAIVES ANY CLAIM FOR ATTORNEYS’ FEES AND COSTS AND PREJUDGMENT INTEREST FROM THE OTHER.

SECTION 11.13. Survival of Certain Provisions. The provisions of this Agreement set forth in Articles X and XI and any remedies for the breach thereof, shall survive the termination of this Agreement.

SECTION 11.14. Fulfillment of Obligations. Any obligation of any party to any other party under this Agreement, which obligation is performed, satisfied or fulfilled by an Affiliate of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

SECTION 11.15. Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement will be enforced to the fullest extent permissible under the Laws in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement will be determined to be invalid or unenforceable, such provision will be deemed amended to delete therefrom the portion thus determined to be invalid or unenforceable, such deletion to apply to the extent of such invalidity or unenforceability, without affecting in any way the remaining provisions hereof only with respect to the operation of such provision in the particular jurisdiction in which such determination is made.

SECTION 11.16. Non-Recourse. Without limiting any other provision of this Agreement, it is hereby agreed and acknowledged that this Agreement may only be enforced against, and any claims or causes of action (whether based in contract, tort, law, equity, fraud, strict liability or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against the parties hereto, and no Buyer Related Parties or Seller Related Parties, in each case who is not a party to this Agreement, and no provider of Debt Financing or any Debt Financing Commitment, shall have any liability (whether based in contract, tort, in law, or in equity, fraud, strict liability or otherwise) for any obligations of the parties hereto or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, and the parties hereto hereby waive any such claim or right against any such non-party or provider of Debt Financing or any Debt Financing Commitment.

SECTION 11.17. Parent Undertaking. Parent hereby irrevocably and unconditionally agrees, as principal and not as surety, to Seller, the prompt and full discharge by Buyer of all of Buyer’s obligations under this Agreement (collectively, the “Buyer Obligations”), in accordance with the terms hereof.  Parent acknowledges and agrees that the Buyer Obligations are the joint and several obligations of Buyer and Parent.  If Buyer shall default in the due and punctual performance of any Buyer Obligation, Parent will perform or cause to be performed such Buyer Obligation and will forthwith make full payment of any amount due with respect thereto at its sole cost and expense.  Parent hereby makes the representations and warranties set forth in Article IV, mutatis mutandis, as if it were Buyer hereunder. Parent hereby agrees to fund to Buyer any equity contribution required as a condition to the Debt Financing or Debt Financing Commitments. Nothing in this Section 11.17 shall be construed to limit in any way Seller’s right to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement as contemplated by Section 11.06(b).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

Ai newco, inc.
By
/s/ Joel Mandelbaum
Name: Joel Mandelbaum
Title: President and Chief Executive Officer

FactSet Research Systems Inc.
By
/s/ Maurizio Nicolelli
Name: Maurizio Nicolelli
Title: Senior Vice President, Chief Financial Officer

factset uk limited
By
/s/ Maurizio Nicolelli
Name: Maurizio Nicolelli
Title: Senior Vice President, Chief Financial Officer

ASSET INTERNATIONAL, INC.
By
/s/ Joel Mandelbaum
Name: Joel Mandelbaum
Title: President and Chief Executive Officer

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